UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 23, 2021

Santander Holdings USA, Inc.

(Exact name of registrant as specified in its charter)

Virginia	1-16581	23-2453088
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

75 State Street, Boston, Massachusetts 02109

(Address of principal executive offices)

(617) 346-7200

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Not Applicable	Not Applicable	Not Applicable

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	Emerging Growth Company

☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 1.01 Entry into a Material Definitive Agreement.

On August 23, 2021, Santander Holdings USA, Inc. (“SHUSA”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Santander Consumer USA Holdings Inc. (“SC”) and Max Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of SHUSA (“Merger Sub”), pursuant to which the parties have agreed that SHUSA will acquire all outstanding shares of common stock (“Common Stock”), par value $0.01 per share, of SC not already owned by SHUSA via an all-cash tender offer (the “Tender Offer”) for $41.50 per share (the “Offer Price”), followed by a second-step merger (the “Merger” and together with the Tender Offer, the “Transaction”), in which Merger Sub will be merged with and into SC, with SC surviving as a wholly owned subsidiary of SHUSA, and all outstanding shares of Common Stock not tendered in the Tender Offer (other than (i) shares of Common Stock held by SHUSA, (ii) shares of Common Stock owned by SC as treasury stock (other than shares in an employee benefit or compensation plan) or owned by any wholly owned subsidiary of either SC or SHUSA, in each case immediately prior to the effective time of the Merger, and (iii) shares of Common Stock outstanding immediately prior to the effective time of the Merger and held by a holder who is entitled to demand and properly demands appraisal for such shares in accordance with Section 262 of the Delaware General Corporation Law) will be converted into the right to receive the Offer Price in cash.

In addition, as of the Effective Time, (i) each Company Stock Option (as defined in the Merger Agreement) that is outstanding and unexercised immediately prior to the effective time of the Merger (the “Effective Time”), whether or not vested or exercisable, will be canceled and converted into the right to receive a cash payment, less any required withholding, equal to the product of (A) the excess, if any, of the Offer Price per share over the applicable exercise price per share of such Company Stock Option and (B) the number of shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such Company Stock Option in full immediately prior to the Effective Time, and (ii) each Company RSU (as defined in the Merger Agreement) that is outstanding immediately prior to the Effective Time, whether or not vested, will be canceled and replaced by an award providing the right to receive, on the date that such Company RSU otherwise would have been settled, a number of American Depositary Receipts of Banco Santander S.A. (“ADRs”) (or a cash-settled equivalent, in certain circumstances) equal to the quotient of (1) the product of (x) the number of shares underlying the applicable Company RSU multiplied by (y) the Offer Price, divided by (2) the closing price of an ADR on the New York Stock Exchange on the date the Merger Agreement was signed (the “Initial Price”), or if the Effective Time occurs more than six months after the date of the Merger Agreement and the closing price of an ADR on the New York Stock Exchange on the day prior to the Effective Time (the “Closing Price”) is not more than 75% of the Initial Price, then the Closing Price, which replacement award will generally be subject to the same terms (including vesting requirements and, as applicable, performance goals) as the underlying Company RSU.

The board of directors of SC, acting on the unanimous recommendation of a special committee (the “Special Committee”) consisting of the independent and disinterested directors of SC and formed to negotiate and evaluate a potential transaction with SHUSA, has unanimously determined to recommend the Tender Offer to SC’s shareholders (other than SHUSA). The board of directors of SHUSA has unanimously approved the Transaction.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of business during the interim period between the execution of the Merger Agreement and the effective time of the Merger (including prohibition on certain actions, such as amendment to organizational documents, payment of dividends or distributions, incurrence of certain capital expenditures, entry into a new line of business, and incurrence of certain indebtedness, among others) and (ii) the obligation to use reasonable best efforts to take all actions and cause to be done all things necessary, proper or advisable to consummate the Transaction.

Consummation of the Tender Offer is subject to certain customary conditions, including that: (i) the Merger Agreement has not been terminated; (ii) Santander and SHUSA must have obtained approval of the Transaction from the Board of Governors of the Federal Reserve System under Section 163(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) there is no law or injunction prohibiting the Transaction or imposing certain conditions or restrictions in connection with the Transaction or pending action or proceeding by a governmental entity seeking to impose such conditions or restrictions; (iv) SC’s representations and warranties are accurate, subject to customary materiality standards; and (v) SC shall have complied in all material respects with its obligations under the Merger Agreement.

If the Tender Offer is consummated, the only condition to the Merger is the absence of a legal prohibition.

The Merger Agreement provides for certain termination rights for both SHUSA and SC (and, in the case of SC, with the approval of its Special Committee), including in the event that: (i) the parties agree to terminate the Merger Agreement by mutual agreement; (ii) the Tender Offer has not been consummated prior to March 31, 2022 (which date may be extended twice, each time for a three-month period, at either party’s option if required to obtain Federal Reserve approval); (iii) there is a final and non-appealable law or order prohibiting or permanently enjoining the Transaction; (iv) the other party breaches its covenants or representations that would result in the failure of a closing condition (in the case of SC’s covenants or representations) or that would reasonably be expected to prevent SHUSA or Merger Sub from consummating the Transaction (in the case of SHUSA’s covenants or representations), in each case subject to a cure period. In addition, SC may terminate the Merger Agreement following a change in SC’s board of director’s recommendation in favor of the Tender Offer in connection with the receipt of a “Superior Proposal” (as defined in the Merger Agreement), and SHUSA may terminate the Merger Agreement if SC’s board of directors changes its recommendation in favor of the Tender Offer or fails to publicly reaffirm its recommendation within 10 business days of a request from SHUSA to do so following the public announcement of an alternative acquisition proposal.

The Merger Agreement contains certain customary restrictions on SC and its representatives from soliciting alternative acquisition proposals prior to the closing of the Transaction.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated by reference into this Item 2.01. The Merger Agreement is incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about SHUSA, SC, or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing those matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of SHUSA, SC or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by SHUSA or SC. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Transaction that will be contained in, or incorporated by reference into, the tender offer statement on Schedule TO and Schedule 13E-3 and the Solicitation/Recommendation Statement on Schedule 14D-9, as well as in the other filings that each of SHUSA and SC make with the Securities and Exchange Commission (“SEC”).

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of August 23, 2021, by and among Santander Consumer USA Holdings Inc., Santander Holdings USA, Inc., and Max Merger Sub, Inc.

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

*

Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. SHUSA hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC; provided, however, that SHUSA may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedules so furnished.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements, including statements regarding the potential consummation of the proposed Transaction, which involve a number of risks and uncertainties, including the satisfaction of closing conditions for the Transaction; the possibility that the Transaction will not be completed; and the impact of general economic, industry, market or political conditions. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions (or the negative of such terms) are intended to identify forward-looking statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date of this communication, and SHUSA does not undertake any obligation to update any forward-looking statement except as required by law.

Additional Information and Where to Find It

The tender offer referenced in this communication has not been commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the transaction disclosure materials that will be filed with the SEC when a transaction is commenced. SHUSA and its acquisition subsidiary will file a tender offer statement on Schedule TO and Schedule 13E-3 and thereafter SC will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. SC STOCKHOLDERS ARE URGED TO READ THESE TRANSACTION DISCLOSURE DOCUMENTS CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SC SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of SC stock at no expense to them and will be made available for free at the SEC’s website at www.sec.gov. Copies of any documents filed with the SEC by SHUSA will be available free of charge on SHUSA’s internet website at https://santanderus.com. Copies of any documents filed with the SEC by SC will be available free of charge on SC’s internet website at https://santanderconsumerusa.com or by contacting SC’s Investor Relations Department at +1-800-493-8219 or InvestorRelations@santanderconsumerusa.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 25, 2021	SANTANDER HOLDINGS USA, INC.

	By:	/s/ Gerard A. Chamberlain
Name: Gerard A. Chamberlain
Title: Senior Deputy General Counsel and Executive Vice President

Exhibit 2.1

EXECUTION

AGREEMENT AND PLAN OF MERGER

dated as of

August 23, 2021

among

SANTANDER CONSUMER USA HOLDINGS INC.,

SANTANDER HOLDINGS USA, INC.

and

MAX MERGER SUB, INC.

TABLE OF CONTENTS

		PAGE
ARTICLE 1

DEFINITIONS

Section 1.01	Definitions	1
Section 1.02	Other Definitional and Interpretative Provisions	10

ARTICLE 2

THE OFFER

Section 2.01	The Offer	11
Section 2.02	Company Action	13

ARTICLE 3

THE MERGER

Section 3.01	The Merger	14
Section 3.02	Conversion of Shares	15
Section 3.03	Surrender and Payment	16
Section 3.04	Dissenting Shares	17
Section 3.05	Stock Options	17
Section 3.06	Company RSUs	18
Section 3.07	Adjustments	19
Section 3.08	Withholding Rights	19
Section 3.09	Lost Certificates	19

ARTICLE 4

THE SURVIVING CORPORATION

Section 4.01	Certificate of Incorporation	19
Section 4.02	Bylaws	20
Section 4.03	Directors and Officers	20

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 5.01	Corporate Existence and Power	20
Section 5.02	Corporate Authorization	20
Section 5.03	Governmental Authorization	21
Section 5.04	Non-Contravention	21
Section 5.05	Capitalization	22
Section 5.06	Subsidiaries	22
Section 5.07	SEC Filings; Internal Control	23

-i-

-ii-

-iii-

Section 12.13	Specific Performance	52
Section 12.14	No Third Party Beneficiaries	52

Annex I	Offer Conditions
Annex II	Form of Certificate of Incorporation of Surviving Corporation
Annex III	Form of Amended and Restated Bylaws of Surviving Corporation

-iv-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of August 23, 2021, among Santander Consumer USA Holdings Inc., a Delaware corporation (the “Company”), Santander Holdings USA, Inc., a Virginia corporation (“Parent”), and Max Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

W I T N E S S E T H:

WHEREAS, the board of directors of the Company (the “Board of Directors”), acting upon the unanimous recommendation of a special committee thereof consisting only of independent and disinterested directors (the “Special Committee”), and the respective boards of directors of Parent and Merger Sub, have approved and declared advisable this Agreement and the transactions contemplated by this Agreement pursuant to which, among other things, Parent would acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Parent will cause Merger Sub to commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase any and all of the outstanding shares of common stock, $0.01 par value, of the Company (collectively, the “Shares”) which Parent does not own at a price of $41.50 per Share (such amount, or any other amount per Share to be paid pursuant to the Offer in accordance with this Agreement, the “Offer Price”), net to the seller in cash, without interest; and

WHEREAS, following consummation of the Offer, the parties intend that Merger Sub will be merged with and into the Company without stockholder approval in accordance with Section 251(h) of Delaware Law (as defined herein), on the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding Share as of immediately prior to the Effective Time (other than Excluded Shares (as defined herein) or Shares irrevocably accepted for purchase pursuant to the Offer) shall be converted into the right to receive the Offer Price, in cash, without interest.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01    Definitions. (a) As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any Third Party offer, proposal or inquiry relating to, or any Third Party indication of interest in (i) any acquisition or purchase, directly or indirectly, of 15% or more of the consolidated assets of the Company and its Subsidiaries or 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company. Notwithstanding the foregoing sentence, the definition of “Acquisition Proposal” shall not include (A) any sales of assets with respect to Loans originated or held by the Company or any of its Subsidiaries, or other financial assets of the Company or any of its Subsidiaries, entered into in the Ordinary Course or for the purpose of liquidity management, including in the context of secured structured financings, deficiency and debt forward flow agreements and off-balance sheet financings or (B) any transactions resulting from the exercise of the purchase option by FCA US LLC or any of its Affiliates under the Chrysler Agreement.

“ADR” means American Depositary Receipts of Banco Santander, S.A. evidencing the American Depositary Shares of Banco Santander, S.A. (NYSE: SAN)

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person; provided that for purposes of this Agreement, none of Parent or any of its Subsidiaries (other than the Company and its Subsidiaries) shall be deemed to be Affiliates of the Company or any its Subsidiaries, and none of the Company or any of its Subsidiaries shall be deemed to be Affiliates of Parent or any of its Subsidiaries (other than the Company and its Subsidiaries).

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated, applied or enforced by a Governmental Authority of competent jurisdiction that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Auto Loans” means any loan, advance, or other extension of credit and the underlying loan agreement or promissory note (including any related security agreement or other documents granting a security interest in such Titled Asset) executed by an Obligor and made by the Company for the Obligor’s refinancing of a previous purchase of a Titled Asset and secured by the Obligor’s equity in such Titled Asset.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or Dallas, Texas, are authorized or required by Applicable Law to close.

“CFPB” means the Consumer Financial Protection Bureau or its successor.

“Chrysler Agreement” means the Master Private Label Financing Agreement, between Chrysler Group LLC and Santander Consumer USA Inc., dated as of February 6, 2013, as amended prior to the date of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any written or oral agreement, memorandum of understanding or other contractual obligation between the Company or any of its Subsidiaries and any labor organization or other authorized employee representative representing Company Service Providers.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of June 30, 2021 and the footnotes thereto set forth in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2021.

“Company Contract” means any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries (or any property or asset thereof) is bound.

“Company Disclosure Schedule” means the disclosure schedule dated the date of this Agreement regarding this Agreement that has been provided by the Company to Parent and Merger Sub.

“Company Material Adverse Effect” means any change, event, occurrence or development of a state of circumstances or facts that has or would reasonably be expected to have a material adverse effect on the financial condition, business, or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any effect resulting or arising, directly or indirectly, from (A) changes in the financial or securities markets or general economic or political conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets), (B) changes or conditions generally affecting the industries in which the Company and its Subsidiaries operate, (C) the occurrence, escalation, outbreak or worsening of any acts of war, sabotage or terrorism or military conflicts, (D) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters, (E) changes or proposed changes after the date of this Agreement in any Applicable Law or applicable accounting regulations (including GAAP), including interpretations thereof, (F) the escalation, spread or reemergence of any epidemic, pandemic or disease outbreak, including COVID-19 and any COVID-19 Measure, (G) the announcement, pendency or consummation of the transactions contemplated by this Agreement, including the effect thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, contractors, investors, customers, suppliers, lenders, partners and other third parties; provided that the exception in this clause (G) shall not apply, including for purposes of Annex I hereto, to any representation or warranty herein to the extent that the purpose of such representation or warranty is to address the effect of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, including the representations and warranties set forth in Section 5.04, (H) the identity of Parent or any of its Affiliates as the acquiror of the Company, or any action taken by Parent or any of its Affiliates, (I) any action taken by the Company or any of its Subsidiaries which is specifically required or specifically permitted by this Agreement, or any action taken or not taken by or at the prior written request or direction of Parent, (J) any failure by the Company and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance or results of operations for any period (it being understood that this clause (J) shall not prevent a party from asserting that any change, event, occurrence or development of a state of circumstances or facts that may have contributed to such failure, and that is not otherwise excepted pursuant to this definition, independently constitutes or contributes to a Company Material Adverse Effect), (K) any change in the market price, trading volume or credit rating of any of the Company’s securities; provided, that the exception in this clause (K) shall not prevent or otherwise affect a determination that any change, event, occurrence or development of a state of circumstances or facts underlying such change, and that is not otherwise excepted pursuant to this definition, has resulted in or contributed to a Company Material Adverse Effect, (L) any fluctuations in the value of any currency, (M) any stockholder litigation against the Company and/or its directors or executive officers in their capacity as such relating to this Agreement, the Offer, the Merger and/or the other transactions contemplated hereby or any claim, demand or proceeding described in Section 3.04, or (N) termination of or exercise of rights under the Chrysler Agreement; provided, that, with respect to clauses (A) through (E), any effects resulting from any change, event, occurrence or development of a state of circumstances or facts that have had a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate may be considered to the extent of such disproportionate adverse effect for purposes of determining whether a Company Material Adverse Effect has arisen pursuant to this definition.

“Company Material Contract” means, other than Company Contracts to which Parent or any of its Affiliates (other than the Company and its Subsidiaries) is a party:

(i)    any Company Contract that (A) limits in any material respect the freedom of the Company or any of its Subsidiaries to compete in any line of business or geographic region, or with any Person, or (B) contains any material “most favored nation” provision, exclusive dealing arrangement or arrangement that grants any right of first refusal, first offer, first negotiation or similar preferential right to any other Person;

(ii)    any Company Contract that is a joint venture, co-promotion or research and development project Contract that is material to the Company and its Subsidiaries, taken as a whole;

(iii)    any Company Contract relating to the disposition of any business or material assets other than in the Ordinary Course (whether by merger, sale of stock, sale of assets or otherwise) by the Company or any of its Subsidiaries;

(iv)    any Company Contract relating to the acquisition of any business or assets (whether by merger, sale of stock, sale of assets or otherwise), other than in the Ordinary Course, (A) entered into within the three years prior to the date of this Agreement and (B) that contains any outstanding non-competition, earn-out or other contingent payment obligations or any other outstanding material obligation of the Company or any of its Subsidiaries;

(v)    any Company Contract with an original equipment manufacturer, a captive finance company thereof or a bank pursuant to which the Company or any of its Subsidiaries purchases Retail Installment Sale Contracts, other than in the Ordinary Course;

(vi)    any Company Contract that is a stockholders’, investors rights’, registration rights or similar agreement or arrangement;

(vii)    any Company Contract with a Governmental Authority;

(viii)    any material Company Contract with any (A) present or former director or officer of the Company, (B) beneficial owner (as defined in Rule 13d-3 under the 1934 Act) of 5% or more of the shares of Company Common Stock other than Parent or any of its Affiliates or (C) Affiliate of any Person covered in the foregoing clauses (A) or (B);

(ix)    any Company Contract relating to outstanding indebtedness of the Company or any of its Subsidiaries for borrowed money or any financial guaranty thereof in an amount in excess of $100,000,000, other than Contracts among the Company and its wholly owned Subsidiaries;

(x)    any other Company Contract, arrangement, commitment or understanding that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); and

(xi)    any outstanding commitment to enter into any Company Contract of the type described in clauses (i) through (xi) above.

“Company Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (x) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Subsidiaries for the current or future benefit of any current or former Company Service Provider or (y) for which the Company or any of its Subsidiaries has any direct or indirect liability, including, for the avoidance of doubt, a Collective Bargaining Agreement for purposes of clauses (ii) and (iii).

“Company Service Provider” means an employee, officer, director, or individual independent contractor of the Company or any of its Subsidiaries.

“Company Subsidiary Securities” means (i) shares of capital stock or other voting securities of or ownership interests in any Subsidiary of the Company, (ii) securities of any Subsidiary of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in such Subsidiary, (iii) warrants, calls, options or other rights to acquire from any Subsidiary of the Company, or other obligation of such Subsidiary to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in such Subsidiary or (iv) stock options, restricted shares, stock appreciation rights, performance units or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of any Subsidiary of the Company.

“Compensation Committee” means the Compensation Committee of the Board of Directors.

“Contract” means any written or oral contract, indenture, deed, note, bond, lease, license, commitment or other legally binding agreement, in each case including any amendments and other modifications thereto, but not including any purchase orders, invoices or sales quotes that do not contain material contractual terms.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other law, governmental order, action, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES).

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Environmental Laws” means any Applicable Laws relating to human health and safety as it relates to Hazardous Substances, the environment or to Hazardous Substances.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities relating to or required by Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any rules or regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to an entity, any other entity that, together with such first entity, would be treated as a single employer under Section 414 of the Code.

“Excluded Shares” means (i) Shares which are to remain outstanding pursuant to Section 3.02(b) or which are to be canceled pursuant to Section 3.02(c) (other than Shares held by Merger Sub immediately prior to the Effective Time), or (ii) Dissenting Shares.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof, or NYSE or any other governmental or quasi-governmental (including self-regulatory) authority or instrumentality.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including petroleum, its derivatives, by-products and other hydrocarbons, per- and polyfluoroalkyl substances, asbestos, asbestos-containing materials and any substance, waste or material regulated under any Environmental Law.

“Information Privacy and Security Laws” means all Applicable Laws enacted, adopted, promulgated or applied by any Governmental Authority concerning the privacy, protection and/or security of data (including personal data).

“IT Assets” means all computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and other similar information technology equipment owned by the Company or its Subsidiaries.

“Key Employee” means any (i) any executive officer of the Company and (ii) employee of the Company or any of its Subsidiaries whose annual base compensation is $350,000 or more.

“Knowledge” means (i) with respect to the Company, the knowledge of the individuals listed on Section 1.01(i) of the Company Disclosure Schedule after inquiry of their direct reports, or (ii) with respect to Parent, the knowledge of the individuals listed on Section 1.01(i) of the Parent Disclosure Schedule after inquiry of their direct reports.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other similar adverse claim of any kind in respect of such property or asset.

“Loans” means any loan, loan agreement, note or borrowing arrangement (including security agreements or other collateral documents, leases, credit enhancements, commitments, guarantees and interest-bearing assets) in relation to which the Company or any of its Subsidiaries is a lender or which is administered or serviced by the Company or any of its Subsidiaries (including Auto Loans and Retail Installment Sale Contracts).

“Material Subsidiary” means Santander Consumer USA Inc., an Illinois corporation.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 3(37) of ERISA.

“NYSE” means the New York Stock Exchange.

“Obligor” means any Person that is a borrower or obligor under any Loan.

“Ordinary Course” with respect to a Person, means the ordinary course of business consistent with past custom and practice, including, for the avoidance of doubt, past practice in light of COVID-19 and as reasonably necessary or appropriate in connection with any COVID-19 Measures.

“Parent Disclosure Schedule” means the disclosure schedule dated the date of this Agreement regarding this Agreement that has been provided by Parent and Merger Sub to the Company.

“Parent Material Adverse Effect” means a material adverse effect on Parent’s ability to consummate the transactions contemplated by this Agreement.

“Parent Tax” means any Tax that is imposed on a consolidated, combined or unitary basis on a group of which Parent or any of its Affiliates (other than the Company or its Subsidiaries) is the common parent.

“Parent Tax Return” means any Tax Return that is or was required to be filed with respect to a Parent Tax.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Lien” means: (i) statutory Liens for Taxes or other charges by Governmental Authorities that are not yet due and payable or being contested in good faith and for which adequate accruals or reserves have been established on the Company’s financial statements in accordance with GAAP, (ii) deposits or pledges made in the ordinary course of business consistent with past practice in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (iii) Liens in favor of landlords, carriers, warehousemen, mechanics and materialmen and other like Liens incurred in the Ordinary Course, (iv) Liens under Loans set forth on Section 1.1 (Permitted Liens) of the Company Disclosure Schedule, (v) Liens created under securities laws, (vi) Liens pursuant to the Chrysler Agreement and (vii) other Liens that do not, individually or in the aggregate, detract in any material respect from or interfere with the value, marketability or use of the asset subject thereto.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Retail Installment Sale Contract” means an installment sale contract or conditional sale agreement for the purchase of a vehicle, together with any assignment, reinstatement, extension or modification thereof.

“Sanctions” means, collectively, any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant Governmental Authority.

“SEC” means the Securities and Exchange Commission.

“Shareholders’ Agreement” means the Shareholders Agreement, dated January 28, 2014, by and among the Company, Parent and the other parties thereto, as amended prior to the date of this Agreement.

“Stockholder List Date” means the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person; provided that, for purposes of this Agreement, none of the Company or any of its Subsidiaries shall be considered a Subsidiary of Parent or any of its Subsidiaries.

“Tax” means any tax or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax.

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than the Company, Parent, Merger Sub or any of their respective Affiliates.

“Titled Asset” means a motor vehicle, trailer or other asset for which under applicable State law, a certificate of title is issued and any security interest therein is required to be perfected by notation on such certificate of title or recorded with the relevant Governmental Authority that issued such certificate of title.

(b)    Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptance Time	2.01(e)
Adverse Recommendation Change	7.03(a)
Agreement	Preamble
Balance Sheet Date	5.10
Board of Directors	Recitals
Certificate of Merger	3.01(c)
Certificates	3.03(a)
Closing	3.01(b)
Company	Preamble
Company Common Stock	5.05(a)
Company Disclosure Documents	5.09(a)
Company Preferred Stock	5.05(a)

Company Recommendation	5.02(b)
Company RSU	3.06
Company SEC Documents	5.07(a)
Company Securities	5.05(c)
Company Stock Option	3.05
Compensation Arrangement Approvals	7.04
Continuing Employee	8.03(a)
D&O Insurance	8.02(c)
Dissenting Shares	3.04
Effective Time	3.01(c)
End Date	11.01(b)(i)
Enforceability Exceptions	5.02(a)
Exchange Agent	3.03(a)
Expiration Time	2.01(c)
Federal Reserve	6.03
Indemnified Person	8.02(a)
Intervening Event	7.03(b)
Maximum Amount	8.02(c)
Merger	3.01(a)
Merger Consideration	3.02(a)
Merger Sub	Preamble
Offer	Recitals
Offer Commencement Date	2.01(a)
Offer Conditions	2.01(a)
Offer Documents	2.01(f)
Offer Price	Recitals
Parent	Preamble
Parent Surviving Corporation Shares	3.02(b)
Representatives	7.03(a)
Sarbanes-Oxley Act	5.07(c)
Schedule 13E-3	2.01(f)
Schedule 14D-9	2.02(a)
Schedule TO	2.01(f)
Section 163(b)	6.03
Shares	Recitals
Special Committee	Recitals
Surviving Corporation	3.01(a)
Taxing Authority	1.01(a) (definition of Tax)
Uncertificated Shares	3.03(a)

Section 1.02    Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. All Exhibits, Annexes and Schedules annexed hereto or referred to herein are incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit, Annex or Schedule, but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute, law or other Applicable Law shall be deemed to refer to such statute, law or other Applicable Law as amended from time to time and, if applicable, to any rules or regulations promulgated thereunder. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to a “party” or the “parties” means a party or the parties to this Agreement unless the context otherwise requires. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The word “or” shall be disjunctive but not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a thing extends and such phrase shall not simply mean “if”. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub to take such action. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and each has been represented by counsel of its choosing and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by such parties and no presumption or burden of proof will arise favoring or disfavoring any party due to the authorship of any provision of this Agreement.

ARTICLE 2

THE OFFER

Section 2.01    The Offer. (a) Provided that this Agreement shall not have been terminated in accordance with Section 11.01 and none of the events set forth in paragraph (iii)(B) of Annex I to this Agreement shall exist or have occurred and be continuing, as promptly as practicable (but in no event later than ten Business Days) after the date of this Agreement, Merger Sub shall commence (within the meaning of Rule 14d-2 under the 1934 Act) the Offer. Parent and the Company shall coordinate on determining the Offer Commencement Date pursuant to the foregoing to be a date such that the Company is in a position to file the Schedule 14D-9 on the Offer Commencement Date, concurrently with the filing of the Schedule TO by Parent and Merger Sub. The Offer shall be subject only to the conditions set forth in Annex I hereto (the “Offer Conditions”). The date on which Merger Sub commences the Offer is referred to as the “Offer Commencement Date”.

(b)    Merger Sub expressly reserves the right to waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer not inconsistent with this Agreement; provided that, without the prior written consent of the Company, Merger Sub shall not:

(i)    decrease the Offer Price;

(ii)    change the amount or form of consideration to be paid in the Offer;

(iii)    decrease the number of Shares sought in the Offer;

(iv)    impose conditions to the Offer in addition to those set forth in Annex I or modify the conditions set forth in Annex I;

(v)    terminate, accelerate, limit or extend the expiration date of the Offer in any manner other than in accordance with the terms of Section 2.01(d); or

(vi)    otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner that is, or would reasonably be expected to be, adverse to the holders of the Shares other than Parent and Merger Sub.

(c)    The Offer shall expire at one minute after 11:59 p.m. (New York City time) on the date that is 20 Business Days (calculated as set forth in Rule 14d-1(g)(3) under the 1934 Act) after the Offer Commencement Date (the “Expiration Time”), unless the period of time for which the Offer is open shall have been extended pursuant to, and in accordance with, the provisions of this Agreement (in which case the term “Expiration Time” shall mean the earliest time and date that the Offer, as so extended, may expire).

(d)    Notwithstanding anything to the contrary set forth in this Agreement, unless this Agreement shall have been terminated in accordance with Section 11.01, (i) Merger Sub shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period otherwise required by the rules and regulations of the NYSE or Applicable Law, and (ii) if, at the initial Expiration Time or any subsequent time as of which the Offer is scheduled to expire, any of the Offer Conditions has not been satisfied or waived (to the extent waivable), then Merger Sub shall extend (and re-extend) the Offer from time to time until all of the Offer Conditions have been satisfied or validly waived; provided that Merger Sub shall not be required to extend the Offer beyond the End Date unless Parent is not then permitted to terminate this Agreement pursuant to Section 11.01(b)(i), in which case Merger Sub shall be required to extend the Offer beyond the End Date. No such individual extension of the Offer shall be for a period of more than ten Business Days without the consent of the Company, unless otherwise required pursuant to clause (i) of the immediately preceding sentence. The Offer may not be terminated prior to the Expiration Time unless this Agreement is validly terminated pursuant to Section 11.01. If this Agreement is validly terminated pursuant to Section 11.01, Merger Sub shall promptly (and in any event within 24 hours following such termination), irrevocably and unconditionally terminate the Offer and not acquire any Shares pursuant thereto. If the Offer is terminated by Merger Sub prior to the acceptance for payment and payment for the Shares tendered in the Offer, Merger Sub shall promptly return, and shall cause any depositary acting on behalf of Merger Sub to return, in accordance with Applicable Law, all tendered Shares to the registered holders thereof.

(e)    Subject to the terms and conditions set forth in this Agreement and to the satisfaction or waiver of the Offer Conditions, Merger Sub shall, and Parent shall cause it to,

accept for payment and pay for, promptly (within the meaning of Rule 14e-1(c) of the 1934 Act and in any event within two Business Days) following the expiration of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer (subject as aforesaid, the time at which Shares may be first accepted for payment and paid for under the Offer, the “Acceptance Time”).

(f)    On the Offer Commencement Date, Parent and Merger Sub shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”), which shall include the summary term sheet required thereby and, as exhibits, the Offer to Purchase, a form of letter of transmittal and a summary advertisement (collectively, together with any amendments or supplements thereto, the “Offer Documents”), (ii) file with the SEC the Rule 13E-3 transaction statement on Schedule 13E-3 (including any amendments or supplements thereto, the “Schedule 13E-3”), (iii) cause the Offer Documents and the Schedule 13E-3 to be disseminated to all holders of Shares as and to the extent required by the 1934 Act and with all other Applicable Laws and (iv) give telephonic notice of the information required by Rule 14d-3 promulgated under the 1934 Act, and mail by means of first class mail a copy of the Offer Documents, to the NYSE in accordance with Rule 14d-3(a) promulgated under the 1934 Act. Parent and Merger Sub agree that they shall cause the Schedule to comply in all material respects with the 1934 Act and all other Applicable Laws. Each of the Company, Parent and Merger Sub agrees promptly to correct any information provided by it for use in the Offer Documents or the Schedule 13E-3 if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect. Parent and Merger Sub shall use their reasonable best efforts to cause the Offer Documents and the Schedule 13E-3 as so corrected to be filed with the SEC and the Offer Documents and Schedule 13E-3 as so corrected to be disseminated to holders of Shares, in each case to the extent required by applicable United States federal securities laws and any other Applicable Law. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents and the Schedule 13E-3 each time before any such document is filed with the SEC, and Parent and Merger Sub shall give reasonable and good-faith consideration to any comments made by the Company and its counsel. Each of Parent and Merger Sub shall (A) respond promptly to any comments of the SEC or its staff with respect to the Offer Documents, the Schedule 13E-3 or the Offer and (B) provide the Company and its counsel with (i) any comments or other communications, whether written or oral, that Parent, Merger Sub or their counsel may receive from time to time from the SEC or its staff with respect to any Offer Document, the Schedule 13E-3 or the Offer promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of Parent and Merger Sub to those comments and to provide comments on that response (to which reasonable and good-faith consideration shall be given), including by participating with Parent and Merger Sub or their counsel in any discussions or meetings with the SEC.

Section 2.02    Company Action. (a) The Company hereby consents to the inclusion in the Offer Documents of the Company Recommendation, as it may be amended, modified or withdrawn. The Company shall promptly furnish Parent with a list of its stockholders and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case true and correct as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer. The Company shall also include in a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) the fairness opinion of Piper Sandler & Co., financial advisor to the Special Committee, in its entirety, and a description of such fairness opinion and the financial analysis relating thereto that provides the information called for by Item 1015(b) of Regulation M-A under the 1934 Act.

(b)    On the Offer Commencement Date after the commencement of the Offer, following the filing of the Schedule TO, the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable United States federal securities laws and any other Applicable Law, (i) the Schedule 14D-9 that, subject to Section 7.03(b), shall reflect the Company Recommendation and include the notice of appraisal required to be delivered by the Company under Section 262(d) of Delaware Law at the time the Company first files the Schedule 14D-9 with the SEC. The Company agrees that it shall cause the Schedule 14D-9 to comply in all material respects with the 1934 Act and all other Applicable Laws. The Board of Directors shall set the record date for the Company’s stockholders entitled to receive the notice of appraisal rights contemplated by Section 262(d)(2) of Delaware Law as the Stockholder List Date. Each of the Company, Parent and Merger Sub agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect. The Company shall use its reasonable best efforts to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case to the extent required by applicable United States federal securities laws and any other Applicable Law. Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 each time before any such document is filed with the SEC, and the Company shall give reasonable and good-faith consideration to any comments made by Parent, Merger Sub and their counsel. Except with respect to any amendments filed after an Adverse Recommendation Change or in connection with any disclosures made in compliance with Section 7.03, the Company shall (A) respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9, (B) provide Parent and its counsel with any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments or other communications and give Parent and its counsel a reasonable opportunity to participate in the response of the Company to those comments and to provide comments on that response (to which reasonable and good-faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

ARTICLE 3

THE MERGER

Section 3.01    The Merger. (a) As soon as practicable following the Acceptance Time, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”). The Merger shall be governed by and in accordance with Section 251(h) of Delaware Law and shall be effected as soon as practicable following the consummation of the Offer.

(b)    Subject to the provisions of Article 10, the closing of the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019 as soon as possible, but in any event no later than two Business Days after the date the conditions set forth in Article 10 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree.

(c)    At the Closing, the Company shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the Delaware Law. The Merger shall become effective at such date and time (the “Effective Time”) as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (or at such later date and time as may be agreed upon between the parties and specified in the Certificate of Merger).

(d)    From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided under Delaware Law.

Section 3.02    Conversion of Shares. (a) Except as otherwise provided in Section 3.02(b), Section 3.02(c) or Section 3.04, or for Shares irrevocably accepted for payment in the Offer, each share of Company Common Stock outstanding immediately prior to the Effective Time shall, at the Effective Time by virtue of the Merger and without any further action on the part of Parent, Merger Sub or the Company or any stockholder of the Company, be converted into the right to receive the Offer Price, net to the seller in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration.

(b)    Each Share held by Parent shall remain outstanding and shall not be cancelled (the “Parent Surviving Corporation Shares”).

(c)    Each Share (i) owned by the Company as treasury stock (other than Shares in a Company Plan) or (ii) owned by any wholly owned Subsidiary of either the Company or Parent, if any, in each case immediately prior to the Effective Time, shall be canceled, and no payment shall be made with respect thereto.

(d)    Each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become a number of shares of common stock of the Surviving Corporation equal to the quotient of (x) the number of outstanding Shares (other than Shares which are to remain outstanding pursuant to Section 3.02(b) or which are to be canceled pursuant to Section 3.02(c)(i) or Section 3.02(c)(ii)) immediately prior to the Effective Time and (y) the number of outstanding shares of common stock of Merger Sub immediately prior to the Effective Time. Such shares of Surviving Corporation common stock, together with the Parent Surviving Corporation Shares, shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately following the Effective Time.

Section 3.03    Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint an agent (the “Exchange Agent”) that has been approved in advance by the Company for the purpose of exchanging for the Merger Consideration as promptly as practicable after the Effective Time (i) certificates representing Shares (the “Certificates”) or (ii) uncertificated Shares (the “Uncertificated Shares”). Prior to the Effective Time and as needed, Parent shall make available to the Exchange Agent the Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares. Promptly but in any event within two Business Days after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of Shares at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.

(b)    Each holder of Shares that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration payable for each Share represented by a Certificate or for each Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration, subject, however to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on the Shares in accordance with the terms of this Agreement prior to the Effective Time. No interest shall be paid or shall accrue on the cash payable upon surrender of any Shares.

(c)    If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)    After the Effective Time, there shall be no further registration of transfers of Shares. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 3.

(e)    Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 3.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Shares nine months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such Shares for the Merger Consideration in accordance with this Section 3.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such Shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of Shares for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of Shares two years after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

Section 3.04    Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Delaware Law (such shares, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist, and shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the Delaware Law. If, after the Effective Time, such holder fails to perfect, withdraws or loses the right to appraisal in accordance with Delaware Law, such Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 3.08) and such Shares shall not be deemed to be Dissenting Shares. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands. Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Section 3.05    Stock Options. At or immediately prior to the Effective Time, each option to purchase Shares outstanding under any Company Plan (a “Company Stock Option”) that is outstanding immediately prior to the Effective Time, whether or not vested or exercisable, shall be canceled, and the Company shall pay each holder of any such option at or promptly after the Effective Time for each such Company Stock Option an amount in cash, subject to applicable withholding, determined by multiplying (i) the excess, if any, of the Offer Price per Share over the applicable exercise price per Share of such Company Stock Option by (ii) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such Company Stock Option in full immediately prior to the Effective Time. Such cash consideration payable under this Section 3.05 shall be paid through the Surviving Corporation’s payroll procedures. Prior to the Effective Time, the Compensation Committee and/or the Board of Directors shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 3.05.

Section 3.06    Company RSUs. At or immediately prior to the Effective Time, each award of restricted stock units under any Company Plan (a “Company RSU”) that is outstanding immediately prior to the Effective Time, whether or not vested, shall be canceled and Parent shall use reasonable best efforts to cause Banco Santander, S.A. to replace such cancelled Company RSU with a restricted stock unit award providing the holder of such cancelled Company RSU a right to receive, on the date that such Company RSU otherwise would have been settled, a number of ADRs equal to the quotient of (i) the product of (x) the number of Shares underlying the applicable Company RSU multiplied by (y) the Offer Price, divided by (ii) the price per ADR set forth on Schedule 3.06. Such replacement award shall otherwise be subject to the same terms (including vesting requirements and, as applicable, performance goals) as the underlying Company RSU; provided, however, that service with the Surviving Company and its Affiliates shall be treated as continuing service for vesting and all other purposes, and with respect to Company RSUs granted on June 4, 2021 to any member of the Board whose service is involuntarily terminated in connection with a downsizing of the Board in connection with the Merger, to the extent not yet vested as of the termination date, Company RSUs that vest based on the director’s continued service shall be deemed fully vested as of the director’s termination of service as of the termination date. Parent shall use reasonable best efforts to cause Banco Santander, S.A., to, at or prior to the Effective Time, register on an appropriate registration statement the shares of capital stock of Banco Santander, S.A. evidenced by the ADRs in respect of the replacement awards. Parent shall use reasonable best efforts to cause Banco Santander, S.A. to take all corporate actions necessary to authorize the issuance of the ADRs, and cause the ADRs, when issued and delivered, to be duly authorized, validly issued, fully paid, and nonassessable, free and clear of any liens or encumbrances, and issued in compliance with Applicable Law. If such ADRs are not able to be issued, or for any other reason Banco Santander does not issue such ADRs, under any replacement award in accordance with this Section 3.06, then Parent shall pay to the holder of such replacement award that vests (it being understood that the same vesting conditions applicable to the Company RSU and to replacement awards shall apply for this purpose) a cash payment, on the date that such Company RSU otherwise would have been settled, with a value (per ADR subject to the replacement award) equal to the closing price of an ADR on the New York Stock Exchange on the date of settlement; provided, however, that if the holder of such Company RSU is subject to a hold requirement under the Banco Santander S.A.’s Management Board Compensation Policy and Identified Staff Plan (the “CRD Policy”), then, subject to Applicable Law and unless the holder of the Company RSU and Parent otherwise agree, Parent shall hold back the net after tax amount of such payment (if necessary for purposes of compliance with Section 409A of the Code in escrow for the benefit of the holder) to be paid to the holder upon the expiration of the hold period, plus an adjustment through the date of payment. The adjustment rate shall be based on the United States Bureau of Labor Statistics Consumer Price Index for All Urban Consumers for “all items” in effect on the date of settlement, plus 3% (the “Interest Rate”). Merger Consideration (net of any tax incurred by the holder of Shares in respect of such Merger Consideration) received pursuant to Section 3.03 in settlement of Shares that are, as of immediately prior to such settlement, subject to the CRD Policy (whether such Shares were received in settlement of Company RSUs or otherwise) shall remain subject to such policy, and, to the extent permitted by Applicable Law and unless the holder of the Shares and Parent otherwise agree, Parent shall either cause Banco Santander, S.A. to issue a number of ADRs equal to the after tax Merger Consideration amount divided by the closing price of an ADR on the New York Stock Exchange on the final trading date that concludes prior to the Effective Time (which ADRs shall be subject to the CRD Policy), or hold back the net after tax amount of such Merger Consideration to be paid to the holder upon the expiration of the hold period, plus an adjustment for inflation at the Interest Rate through the date of payment. Prior to the Effective Time, the Compensation Committee and/or the Board of Directors shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 3.06.

Section 3.07    Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding Shares shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of Company Stock Options or vesting of Company RSUs outstanding as of the date of this Agreement, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 3.08    Withholding Rights. Notwithstanding any provision in this Agreement to the contrary, each of the Exchange Agent, the Company, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Applicable Law. If such amounts are so deducted or withheld, such amounts shall be timely paid over to the appropriate Taxing Authority in accordance with Applicable Law and treated for all purposes of this Agreement as having been paid to such Person in respect of which the Exchange Agent, the Company, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 3.09    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares represented by such Certificate, as contemplated by this Article 3.

ARTICLE 4

THE SURVIVING CORPORATION

Section 4.01    Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended to read in its entirety as set forth on Annex II hereto, and as so amended shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended in accordance with Delaware Law subject to Section 8.02 hereof.

Section 4.02    Bylaws. At the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to read in their entirety as set forth in Annex III hereto, and as so amended shall, subject to Section 8.02 hereof, be the bylaws of the Surviving Corporation until thereafter amended in accordance with Delaware Law.

Section 4.03    Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, the directors of the Company at the Effective Time shall be the directors of the Surviving Corporation and the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in any document filed or furnished by the Company with the SEC before the date of this Agreement (but excluding any forward-looking disclosures set forth in any “risk factors” section or any disclosures in any “forward-looking statements” section; it being understood that any factual information contained within such sections shall not be excluded) or, subject to Section 12.05, as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 5.01    Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to carry on its business as now conducted, except for any failure to be so incorporated, existing and in good standing and any failure to have such powers as would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the conduct of its business in such jurisdiction, as currently conducted, requires such qualification, except for those jurisdictions where failure to be so qualified or in good standing as would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company has, prior to the date of this Agreement, made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as currently in effect, to the extent not previously filed with the SEC prior to the date of this Agreement.

Section 5.02    Corporate Authorization. (a) The execution, delivery and, assuming the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of Delaware Law, the performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and have been duly authorized by all necessary corporate action by the Board of Directors on the part of the Company. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by each of Parent and Merger Sub, this Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, fraudulent conveyance, moratorium or other Applicable Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in suit, action or proceeding at law or in equity (collectively, the “Enforceability Exceptions”)).

(b)    At a meeting duly called and held, the Board of Directors (upon the unanimous recommendation of the Special Committee) has (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders (other than Parent, Merger Sub and their Affiliates), (ii) approved, adopted and declared advisable this Agreement and approved the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement, including the Offer and the Merger, in accordance with the requirements of Delaware Law, (iii) resolved that this Agreement and the Merger shall be governed by Section 251(h) of Delaware Law and (iv) resolved, subject to Section 7.03, to recommend that the stockholders of the Company tender their Shares into the Offer (such recommendation, the “Company Recommendation”).

Section 5.03    Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing by the Company with, any Governmental Authority, other than compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities laws, including the filing with the SEC of the Schedule 14D-9, Offer Documents and Schedule 13E-3, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, compliance with the rules and regulations of NYSE, and any other actions or filings (i) required solely by reason of the participation of Parent or Merger Sub (as opposed to any Third Party) in the transactions contemplated hereby or (ii) the absence of which would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.04    Non-Contravention. The execution, delivery and performance by the Company of this Agreement and, assuming compliance with the matters referred to in Section 5.03, the consummation by the Company of the transactions contemplated by this Agreement do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation of the Company, (ii) contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination or cancellation of any Company Material Contract, or (iv) result in the creation or imposition of any Lien (except for Permitted Liens) on any asset of the Company or any of its Subsidiaries with only such exceptions, in the case of each of clauses (ii) through (iv), as would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company has not opted out of Section 251(h) of Delaware Law in the certificate of incorporation of the Company.

Section 5.05    Capitalization. (a) The authorized capital stock of the Company consists of 1,100,000,000 shares of common stock, par value $0.01 per share (“Company Common Stock”) and 100,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of August 19, 2021, there were outstanding (i) 306,085,842 shares of Company Common Stock, (ii) no shares of Company Preferred Stock, (iii) Company Stock Options to purchase an aggregate of 113,008 shares of Company Common Stock, of which all were vested and (iv) Company RSUs relating to an aggregate of 396,349 shares of Company Common Stock. All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable and free of preemptive rights.

(b)    There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of shares of Company Common Stock may vote.

(c)    Except as set forth in this Section 5.05 and for changes since August 19, 2021 resulting from the exercise of Company Stock Options or settlement of Company RSUs outstanding on such date there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in the Company or (iv) stock options, restricted shares, stock appreciation rights, performance units or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities, except for the Shareholders’ Agreement.

(d)    None of the Company Securities are owned by any Subsidiary of the Company.

Section 5.06    Subsidiaries. (a) Each Material Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers required to carry on its business as now conducted, except for any failure to be so organized, existing and in good standing or any failure to have such powers as would not have, individually or in the aggregate, a Company Material Adverse Effect. Each such Material Subsidiary is duly qualified to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where the conduct of its business in such jurisdiction, as currently conducted, requires such qualification, except for those jurisdictions where failure to be so qualified or in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    All of the outstanding capital stock or other voting securities of, or ownership interests in, each Material Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Lien other than Permitted Liens. There are no issued, reserved for issuance or outstanding Company Subsidiary Securities of such Material Subsidiary. There are no outstanding obligations of the Company or any of its Material Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities of such Material Subsidiaries. Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any material capital stock or other voting securities of, or ownership interests in, any Person.

Section 5.07    SEC Filings; Internal Control. (a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company within the three years prior to the date of this Agreement (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b)    As of its filing date, each Company SEC Document complied, and each Company SEC Document filed subsequent to the date of this Agreement will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c)    The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the 1934 Act) as required by Rule 13a-15 under the 1934 Act. The Company’s disclosure controls and procedures are designed to ensure that material information required to be disclosed by the Company in the reports that it files or furnishes under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is made known to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Company believes that such disclosure controls and procedures are effective in timely alerting the Company’s management to material information required to be included in the Company’s periodic and current reports under the 1934 Act. The Company has disclosed to Parent as of the date of this Agreement (i) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, in each case, that was disclosed to the Company’s auditors or the audit committee of the Board of Directors in connection with its most recent evaluation of the Company’s internal control over financial reporting prior to the date of this Agreement.

(d)    The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NYSE.

Section 5.08    Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in each document filed or furnished by the Company with the SEC during the two years prior to the date of this Agreement fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

Section 5.09    Disclosure Documents. (a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s stockholders in connection with the transactions contemplated by this Agreement, including the Schedule 14D-9 to be filed with the SEC in connection with the Merger (collectively, together with any amendments or supplements thereto, the “Company Disclosure Documents”), when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the 1934 Act.

(b)    Any Company Disclosure Document, at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)    The information with respect to the Company or any of its Subsidiaries that the Company supplies to Parent specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO or any amendment or supplement thereto, at the time of any distribution or dissemination of the Offer Documents and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.09 will not apply to statements or omissions included or incorporated by reference in the Company Disclosure Documents, Schedule TO, Offer Documents and Schedule 13E-3 based upon information supplied by Parent or Merger Sub or any of their representatives or advisors specifically for use or incorporation by reference therein.

Section 5.10    Absence of Certain Changes. Since December 31, 2020 (the “Balance Sheet Date”) through the date of this Agreement, the business of the Company and its Subsidiaries has been conducted in the Ordinary Course in all material respects. Since the Balance Sheet Date, there has not been any change, event, occurrence or development of a state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.11    No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, other than: (a) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the Ordinary Course since the Balance Sheet Date, (c) liabilities or obligations of which Parent has actual Knowledge as of the date of this Agreement, (d) liabilities or obligations that would not have, individually or in the aggregate, a Company Material Adverse Effect, (e) executory liabilities or obligations arising from an existing Company Contract, or a Company Contract entered into in compliance with this Agreement, or (f) liabilities or obligations incurred in connection with the Merger, the Offer and the transactions contemplated hereby whether due or to become due.

Section 5.12    Compliance with Laws and Court Orders. For the three years prior to the date of this Agreement the Company and each of its Subsidiaries is and has been in compliance with, and to the Knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, including usury laws, the Federal Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Electronic Fund Transfer Act, the Fair Debt Collection Practices Act, the Federal Trade Commission Act, the Magnuson-Moss Warranty Act, CFPB Regulations B and Z, the Servicemembers Civil Relief Act, the Telephone Consumer Protection Act, state adaptations of the Uniform Consumer Credit Code, state sales finance acts, state motor vehicle retail installment sales acts, other consumer credit, equal credit opportunity and disclosure laws, economic sanctions and export controls laws (including the economic sanctions programs administered by the U.S. Department of Treasury Office of Foreign Assets Control, the Export Administration Regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security, the restrictive measures implemented by the European Union and its member states, and the European Union dual use export controls implemented under Regulation (EC) No. 428/2009), anti-money laundering and counter-terrorism financing laws, and anticorruption laws (including the U.S. Foreign Corrupt Practices Act and the UK Bribery Act of 2010) and Information Privacy and Security Laws, except as would not have, individually or in the aggregate, a Company Material Adverse Effect. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that would not have, individually or in the aggregate, a Company Material Adverse Effect or that in any manner seeks to prevent, enjoin, alter or materially delay the Offer, the Merger or any of the other transactions contemplated hereby.

Section 5.13    Litigation. As of the date of this Agreement, there is no action, suit or proceeding (or any basis therefor) pending against, or, to the Knowledge of the Company, threatened against, the Company or any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries or any Person for whom the Company or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened actions, suits or proceedings, that would be before) or by any Governmental Authority, or any order, injunction, judgment, decree or ruling of any Governmental Authority outstanding against the Company or any of its Subsidiaries, in each case except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.14    Company Loan Portfolio.

(a)    Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Loan (i) is legal, valid, binding and enforceable under Applicable Law by the Company against the Obligor thereunder in accordance with its terms, except as may be limited by (x) the effect of the Enforceability Exceptions or (y) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law; (ii) is not as of the date of this Agreement the subject of any litigation, including any claims or disputes (including counterclaims, set-offs, and defenses by all Persons party to the Loan) alleging that such Loan is not valid, binding or enforceable by the Company against any Obligor thereunder in accordance with its terms; and (iii) is evidenced by notes, agreements or other evidences of indebtedness that, to the Knowledge of the Company, are genuine in all respects.

(b)    As of the date of this Agreement, there are no outstanding Loans made by the Company or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Board of Governors of the Federal Reserve System) of the Company or its Subsidiary, other than to Parent or its Affiliates.

(c)    Neither the Company nor any of its Subsidiaries is as of the date of this Agreement, nor has it been in the three years prior to the date of this Agreement, subject to any fine, suspension, settlement or other Contract or other administrative agreement or Sanction by, or any reduction in any loan purchase commitment from, any Governmental Authority relating to the origination, sale or servicing of mortgage or consumer Loans, nor, is any action, claim or proceeding pending, or to the Knowledge of the Company, investigation threatened against the Company or any of its Subsidiaries by any Governmental Authority.

Section 5.15    IP; Privacy and Data Security. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the actual knowledge without inquiry of the individuals listed in Section 1.01(i) of the Company Disclosure Schedule, (a) the Company and its Subsidiaries, collectively, own, or have a valid and enforceable license to (in each case, free and clear of any Liens other than Permitted Liens and non-exclusive licenses issued in the ordinary course of business), all Intellectual Property used in, held for use in, or necessary for the conduct of their respective businesses as currently conducted, and (b) neither the Company nor any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property of any Person, and no Person is infringing, misappropriating, or otherwise violating the Intellectual Property of the Company or any of its Subsidiaries. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(a)    The Company and its Subsidiaries have established reasonable policies and procedures regarding information security and data privacy, including administrative, technical, organizational and physical security designed to protect the security of the IT Assets and maintain the confidentiality of the Company Confidential Information against any unauthorized use or access. To the Knowledge of the Company, in the year prior to the date of this Agreement, neither the Company nor any of its Subsidiaries have suffered any material cybersecurity incident or data breach of the IT Assets resulting in the unauthorized disclosure by any Third Party of a material amount of personally identifiable information of the Company or any of its Subsidiaries which required providing notice to a Governmental Authority as required under applicable Information Privacy and Security Laws and no written notice or claim has been received by the Company or any of its Subsidiaries from any Third Party alleging any of the foregoing.

(b)    To the Knowledge of the Company, there is as of the date of this Agreement no claim, action, suit, order, investigation or proceeding pending against the Company or any of its Subsidiaries alleging any violation by the Company or any of its Subsidiaries of any applicable Information Privacy and Security Laws with respect to the information security or data security practices of the Company or any of its Subsidiaries.

Section 5.16    Taxes. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(a)    All Tax Returns (other than any Parent Tax Return) required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law (taking into account all extensions), and all such Tax Returns are correct and complete.

(b)    The Company and each of its Subsidiaries has paid (or has had paid on its behalf) to the appropriate Taxing Authority all Taxes due and payable, except for Parent Taxes or Taxes being contested in good faith and for which adequate accruals or reserves have been established on the financial statements of the Company.

(c)    As of the date of this Agreement, there is no claim, audit, action, suit, proceeding or, to the Company’s Knowledge, investigation now pending or, to the Company’s Knowledge, threatened in writing against or with respect to the Company or its Subsidiaries in respect of any Tax (other than any Parent Tax).

(d)    There are no Liens for Taxes (other than Parent Taxes or Permitted Liens) upon any of the assets of the Company or any of its Subsidiaries.

(e)    Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(f)    Each of the Company and its Subsidiaries has deducted, withheld and paid to the appropriate Governmental Authority all Taxes required to be deducted, withheld or paid by it in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, stockholder, supplier or other Third Party.

(g)    In the three years prior to the date of this Agreement, no written claim has been made by any Taxing Authority in a jurisdiction in which each of the Company and each of its Subsidiaries does not file a particular type of Tax Return (other than any Parent Tax Return) or pay a particular type of Tax (other than any Parent Tax) that the Company or any of its Subsidiaries is or may be required to file such type of Tax Return (or pay such type of Tax), in such jurisdiction.

Section 5.17    Employee Benefit Plans.

(a)    Neither the Company nor any of its ERISA Affiliates (or any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has in the past sponsored, maintained, administered or contributed to (or had any obligation to contribute to) or has or is reasonably expected to have any direct or indirect liability with respect to, any plan subject to Title IV of ERISA, including any Multiemployer Plan. No Company Plan provides post-termination or retiree medical or welfare benefits to any individual for any reason, and none of the Company or any of its Subsidiaries has any liability to provide post-termination or retiree medical or welfare benefits to any individual or ever represented, promised or contracted to any individual that such individual would be provided with post-termination or retiree medical or welfare benefits in each case except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or has applied to the IRS for such a letter within the applicable remedial amendment period or such period has not expired and, to the Company’s Knowledge, there is no reason why any such determination letter should be revoked or not be reissued.

(c)    Each Company Plan has been maintained in compliance with its terms and Applicable Law, including ERISA and the Code, except for failures to comply that would not have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Plan that is subject to Section 409A of the Code has been administered in material compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings, and proposed and final regulations) thereunder, except for failures to comply that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(d)    No action, suit, audit, proceeding, claim (other than routine claims for benefits) or, to the Company’s Knowledge, investigation, is pending against or involves or, to the Company’s Knowledge, is threatened against or threatened to involve any Company Plan before any arbitrator or any Governmental Authority, including the IRS, the Department of Labor or the PBGC, which, individually or in the aggregate, would not have, individually or in the aggregate, a Company Material Adverse Effect.

(e)    Except as provided in this Agreement, and except as caused by or done at the direction of Parent or any of its Affiliates, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will (i) entitle any current or former Company Service Provider to any material payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit; or (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Company Plan.

Section 5.18    Employee and Labor Matters. (a) The Company and its Subsidiaries are, and have been in the three years prior to the date of this Agreement, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers’ compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes, except for failures to comply that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    Neither the Company nor any of its Subsidiaries is a party to or subject to, or is as of the date of this Agreement negotiating in connection with entering into, any Collective Bargaining Agreement. To the Company’s Knowledge, as of the date of this Agreement there is no organizational campaign, petition or other labor union organizing activity seeking recognition of a collective bargaining unit relating to any Company Service Provider.

(c)    There is no labor strike, slowdown, stoppage, picketing or lockout pending or, to the Company’s Knowledge, threatened against or affecting the Company or any of its Subsidiaries.

Section 5.19    Environmental Matters. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (a) no action, claim, suit, proceeding, review or, to the Company’s Knowledge, investigation, is pending or, to the Knowledge of the Company, threatened by any Governmental Authority relating to the Company or any of its Subsidiaries seeking to impose, or that is reasonably expected to result in the imposition, on the Company or any of its Subsidiaries of any liability or obligation arising under any Environmental Law; and (b) the Company and its Subsidiaries are and have been in the three years prior to the date of this Agreement in compliance with all Environmental Laws, which compliance includes complying with all Environmental Permits.

Section 5.20    Material Contracts. Except for breaches, violations or defaults that would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Material Contract (other than a Company Plan) is valid and in full force and effect, and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to any such contract, is in default under any Company Material Contract, and no condition exists that with notice or lapse of time or both would constitute a default of any such Contract.

Section 5.21    Securitization. The offering documents used in connection with securitization transactions to which the Company or any Subsidiary of the Company is a party in the three years prior to the date of this Agreement, as of their dates, did not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.22    Foreign Corrupt Practices and International Trade Sanctions. (a) No proceeding by or before any Governmental Authority involving the Company or any of its

Subsidiaries, nor any director or officer thereof, nor, to the Company’s Knowledge, any employee, agent or representative of the Company or of any of its Subsidiaries, involving the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any anti-bribery, anti-corruption or anti-money laundering law is pending or, to the Knowledge of the Company, threatened.

(b)    In the three years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has done business in any country or territory that is the subject of comprehensive Sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (as of the date of this Agreement, including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine).

(c)    In the three years prior to the date of this Agreement, the Company and its Subsidiaries have not been penalized for or given notice of, or, to the Company’s Knowledge, under investigation with respect to, any violation of any applicable anti-corruption laws, Sanctions or export control laws.

(d)    The Company and its Subsidiaries have instituted policies and procedures designed to promote and achieve compliance with all applicable anti-corruption laws, Sanctions and export control laws.

Section 5.23    Finders’ Fees. Except for Piper Sandler & Co., there is no investment banker, financial advisor, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries that would be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

Section 5.24    Opinion of Financial Advisor. Prior to execution of this Agreement, the Special Committee has received the opinion of Piper Sandler & Co., financial advisor to the Special Committee, to the effect that, as of the date of and subject to the matters set forth in such opinion, the per Share consideration (comprised of the Offer Price or the Merger Consideration, as the case may be) to be paid in the Offer and the Merger, taken together, is fair, from a financial point of view, to the holders of Shares (other than excluded holders specified therein).

Section 5.25    Antitakeover Statutes. The Company has taken all action necessary to exempt this Agreement, the Merger and the other transactions contemplated hereby from Section 203 of the Delaware Law. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

Section 5.26    No Other Representations or Warranties; Non-Reliance. Other than the representations and warranties expressly set out in Article 6, the Company agrees and acknowledges that neither Parent, Merger Sub nor any Person on behalf of Parent or Merger Sub makes, and that the Company is not relying on, any other express or implied representation or warranty with respect to Parent or any of its Subsidiaries or with respect to any other information provided or made available to the Company in connection with this Agreement, the Offer, the Merger or otherwise, including any estimates, projections, predictions or other forward-looking information, and that Parent and Merger Sub shall not have any liability to the Company resulting from the Company’s reliance on any such information. Such representations and warranties by Parent and Merger Sub constitute the sole and exclusive representations and warranties of Parent and Merger Sub in connection with the transactions contemplated hereby and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Parent and Merger Sub.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Section 12.05, except as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 6.01    Corporate Existence and Power; Ownership of Shares. Each of Parent and Merger Sub is duly organized, validly existing and in good standing (if applicable) under the laws of its jurisdiction of organization and has all corporate powers required to carry on its business as now conducted, except for any failure to be so organized, existing and in good standing and any failure to have such powers as would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has heretofore made available to the Company true and complete copies of the certificates of incorporation and bylaws of Parent and Merger Sub as currently in effect. Since the date of its incorporation, Merger Sub has not engaged in any activities other than as contemplated by this Agreement. Merger Sub was incorporated solely for the purpose of consummating the Offer and the other transactions contemplated by this Agreement. All of the outstanding shares of capital stock of Merger Sub have been validly issued, are fully paid and non-assessable and are owned by, and are and at the Effective Time will be owned by, Parent, free and clear of all Liens. As of the date hereof, Parent owns, and Parent will continue to own at all times prior to the consummation of the transactions contemplated by this Agreement, the number of Shares set forth on Section 6.01 of the Parent Disclosure Schedule. Except as set forth on Section 6.01 of the Parent Disclosure Schedule, neither Banco Santander S.A., Parent nor any of their Subsidiaries or controlled Affiliates owns, beneficially or otherwise, any shares of capital stock of the Company or its Subsidiaries or any securities, Contracts or obligations convertible into or exercisable or exchangeable for shares of capital stock of the Company or its Subsidiaries.

Section 6.02    Corporate Authorization. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby are within the corporate powers of each of Parent and Merger Sub and have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub. Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each in accordance with its terms (except insofar as such enforceability may be limited by the Enforceability Exceptions).

Section 6.03    Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby require no action by or in respect of, or filing by Parent or Merger Sub with, any Governmental Authority, other than (a) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities laws, including the filing with the SEC of the Offer Documents, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent is qualified to do business, (c) the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) pursuant to section 163(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Section 163(b)”), (d) as set forth on Section 6.03 of the Parent Disclosure Schedule and (e) any other actions or filings the absence of which would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.04    Non-Contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of Parent or Merger Sub, (b) assuming compliance with the matters referred to in Section 6.03, contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 6.03, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination or cancellation of any material agreement binding upon Parent or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien (except for Permitted Liens) on any asset of Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.05    Disclosure Documents. The information with respect to Parent or any of its Subsidiaries that Parent or Merger Sub supplies to the Company specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Schedule TO and the Schedule 13E-3, when filed, and the Offer Documents, when distributed or disseminated, will comply as to form in all material respects with the applicable requirements of the 1934 Act and, at the time of such filing or the filing of any amendment or supplement thereto, at the time of such distribution or dissemination and at the time of consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties in this Section 6.05 will not apply to statements or omissions included or incorporated by reference in the Schedule TO, the Schedule 13E-3, the Offer Documents or the Schedule 14D-9 based upon information supplied to Parent or Merger Sub by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 6.06     Litigation. As of the date of this Agreement, there is no action, suit or proceeding (or any basis therefor) pending against, or, to the Knowledge of Parent, threatened against, Parent, any of its Subsidiaries, any officer, director or employee of Parent or any of its Subsidiaries or any Person for whom Parent or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened actions, suits or proceedings, that would be before) or by any Governmental Authority, or any order, injunction, judgment, decree or ruling of any Governmental Authority outstanding against Parent or any of its Subsidiaries, in each case except as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.07    Finders’ Fees. Except for J.P. Morgan Securities LLC, there is no investment banker, financial advisor, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or Merger Sub that might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 6.08    Financing. Parent has, and will have immediately prior to the expiration of the Offer and the Merger, sufficient cash on hand and/or undrawn amounts immediately available under existing credit facilities to enable Parent and Merger Sub to consummate the Offer and the Merger and to pay any fees, expenses or other amounts payable by Parent or Merger Sub under or in connection with this Agreement or the transactions contemplated hereby. In no event shall the receipt or availability of any funds or financing by or to Parent, Merger Sub or any of their respective Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

Section 6.09    Solvency. After giving effect to the payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, payment of all related fees and expenses and consummation of the transactions contemplated hereby and satisfaction (without waiver) of the conditions set forth in Article Annex I and Article 10, each of Parent and the Surviving Corporation will be Solvent as of and immediately following the Effective Time. For purposes of this Agreement, the term “Solvent,” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with Applicable Laws governing determinations of the insolvency of debtors and (ii) the amount that will be required to pay the probable liabilities of such Person as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities as they mature. None of Parent or Merger Sub is entering into this Agreement or the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors.

Section 6.10    No Other Representations or Warranties; Non-Reliance.

(a)    Other than the representations and warranties expressly set out in Article 5, each of Parent and Merger Sub agrees and acknowledges that neither Company nor any Person on behalf of Company makes, and that neither Parent nor Merger Sub is relying on, any other express or implied representation or warranty with respect to Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent or Merger Sub in connection with this Agreement, the Offer, the Merger or otherwise, including any estimates, projections, predictions or other forward-looking information, and that the Company shall not have any liability to Parent or Merger Sub resulting from the Parent or

Merger Sub’s reliance on any such information. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereby and each of Parent and Merger Sub understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.

(b)    In connection with the due diligence investigation of the Company by each of Parent and Merger Sub and its respective Subsidiaries and Representatives, Parent, Merger Sub and their respective Representatives have received and may continue to receive after the date of this Agreement from the Company, its Subsidiaries and their respective Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company, its Subsidiaries and their respective businesses and operations. Each of Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that neither Parent nor Merger Sub will have any claim against the Company, its Subsidiaries or any of their respective Representatives, or any other person with respect thereto unless any such information is expressly included in a representation or warranty contained in this Agreement. Accordingly, each of Parent and Merger Sub hereby acknowledges and agrees that neither the Company, any of its Subsidiaries, nor any of their respective Representatives, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans.

ARTICLE 7

COVENANTS OF THE COMPANY

Section 7.01    Conduct of the Company. From the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to conduct its business in the Ordinary Course and preserve intact its present business organization; provided, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of the following sentence shall be deemed a breach of this sentence unless such action constitutes a breach of a provision of the following sentence. Without limiting the generality of the foregoing sentence, except (w) as with the prior written consent of Parent (email by any officer of Parent being sufficient and such consent not to be unreasonably withheld, conditioned or delayed), (x) as expressly contemplated by this Agreement, (y) as set forth in Section 7.01 of the Company Disclosure Schedule or (z) as required by Applicable Law, from the date of this Agreement until the Effective Time, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a)    amend its certificate of incorporation, bylaws or other similar organizational documents, other than in immaterial respects and other than amendments to the governing documents of any wholly owned Subsidiary of the Company that would not prevent, materially delay or materially impair the Offer, the Merger or the other transactions contemplated by this Agreement;

(b)    (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends or other such distributions by any of its wholly owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except as required by the terms of any Company Plan; provided that the Company may continue to declare and pay regular quarterly cash dividends to the holders of shares of Company Common Stock in an amount not to exceed $0.22 per share of the Company Common Stock per fiscal quarter;

(c)    (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of Company Common Stock upon the exercise of Company Stock Options in accordance with the terms of those options outstanding as of the date of this Agreement or as are issued after the date of this Agreement as permitted under this Agreement, (B) any shares of Company Common Stock upon the settlement of Company RSUs in accordance with the terms of those Company RSUs outstanding as of the date of this Agreement or as are issued after the date of this Agreement as permitted under this Agreement, (C) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company or (D) any sale of shares pursuant to the Chrysler Agreement, or (ii) amend any term of any Company Security or any Company Subsidiary Security, except as required by the terms of any Company Plan;

(d)    incur any material capital expenditures or any obligations or liabilities in respect thereof, except for (i) capital expenditures included in the capital expenditure budget that has been approved by Parent prior to the date of this Agreement, and (ii) a donation to the Santander Consumer USA Inc. Foundation in an amount of up to $50 million;

(e)    acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any business, division, corporation, partnership, or other business organization or division thereof, other than (i) in the Ordinary Course and (ii) acquisitions with a purchase price (including assumed indebtedness) that does not exceed $160 million in the aggregate;

(f)    sell or otherwise transfer any business, division, corporation, partnership, or other business organization or division thereof, other than (i) sales of obsolete equipment in the Ordinary Course, (ii) sales of assets, securities, properties, interests or businesses with a sale price (including any related assumed indebtedness) that does not exceed $160 million in the aggregate, and (iii) pursuant to the Chrysler Agreement or with respect to Loans originated or held by the Company or any of its Subsidiaries, or other financial assets of the Company or any of its Subsidiaries, entered into in the Ordinary Course or for the purpose of liquidity management, including in the context of secured structured financings, deficiency and debt forward flow agreements and off-balance sheet financings;

(g)    settle any material lawsuit before a Governmental Authority, except for settlements that involve monetary remedies with a value not in excess of $5 million (net of amounts covered by insurance or indemnification agreements with Third Parties) and do not impose material equitable relief against the Company or any of its Subsidiaries;

(h)    except as required by Applicable Law, under the terms of any Company Plan in effect on the date of this Agreement or in the Ordinary Course in accordance with the Company’s governance procedures in effect on the date of this Agreement (i) grant any severance, retention or termination pay to, or enter into or amend any severance, retention, termination, employment, consulting, bonus, change in control or severance agreement with, any current or former Key Employee, (ii) increase the compensation or benefits provided to any current or former Key Employee (other than increases in base compensation in the Ordinary Course of not more than 10%), (iii) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former Key Employee, (iv) establish, adopt, enter into or amend any Company Plan or Collective Bargaining Agreement or (v) (A) hire any Key Employee, other than in the Ordinary Course to fill non-executive officer vacancies arising due to terminations of employment or (B) terminate the employment of any Key Employee other than for cause;

(i)    change the Company’s methods of accounting, except as required by GAAP or in Regulation S-X of the 1934 Act;

(j)    (i) make (other than in the ordinary course of business) or change any material Tax election, change any annual Tax accounting period or adopt or change any material method of Tax accounting, (ii) amend any material Tax Return or file claims for any material Tax refunds or (iii) enter into any material closing agreement, settle any material Tax claim, audit or assessment or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability or seek or obtain any ruling from a Taxing Authority;

(k)    withdraw or modify, or permit the withdrawal or modification of, the Compensation Arrangement Approvals; or

(l)    agree, resolve or commit to do any of the foregoing.

Section 7.02    Access to Information. From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement, subject to Applicable Law, the Company shall (a) give Parent and its Representatives, upon reasonable notice and request, reasonable access, during normal business hours to the offices, properties, books and records of the Company and its Subsidiaries, (b) furnish to Parent and its Representatives such financial and operating data and other information as such Persons may reasonably request and (c) instruct its Representatives to cooperate reasonably with Parent in its investigation of the Company and its Subsidiaries. Any investigation pursuant to this Section 7.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. Nothing in this Section 7.02 shall require the Company to provide any access, or to disclose any information (i) if providing such access or disclosing such information would violate any Applicable Law (including antitrust and Information Privacy and Security Laws) or binding agreement entered into prior to the date of this Agreement or (ii) that is protected by attorney-client or similar privilege. Parent shall, and shall cause its Representatives to, hold such information confidential, consistent with past practice prior to the Effective Time.

Section 7.03    No Solicitation; Other Offers.

(a)    No-Shop. Subject to the remainder of this Section 7.03, from the date of this Agreement until the Acceptance Time, the Company shall not, shall cause its Subsidiaries not to, and shall not and shall cause its Subsidiaries not to authorize any of its or their respective directors, officers, employees, investment bankers, attorneys, accountants, consultants and other agents, advisors or other representatives (collectively, “Representatives”) to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal; (ii) enter into, engage in or participate in any discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or otherwise knowingly cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any Third Party that has made or is seeking to make an Acquisition Proposal, in each case relating to an Acquisition Proposal; (iii) enter into any agreement in principle, letter of intent, merger agreement, acquisition agreement or other definitive agreement relating to an Acquisition Proposal; or (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries. Except as expressly permitted by this Section 7.03, neither the Board of Directors nor any committee thereof shall (A) fail to make, qualify, withdraw or modify in a manner adverse to Parent or Merger Sub, or propose publicly to qualify, withdraw or modify the Company Recommendation, (B) adopt, endorse, approve or recommend, or propose publicly to adopt, endorse, approve or recommend, any Acquisition Proposal or (C) following the date any Acquisition Proposal or any material modification thereto is first made public, fail to issue a press release reaffirming the Company Recommendation within ten Business Days after a request by Parent to do so, provided that such reaffirmation by the Board of Directors shall only be required once with respect to each Acquisition Proposal (including any amendment thereof) (any of the foregoing, an “Adverse Recommendation Change”). It is agreed that any violation of the restrictions on the Company set forth in this Section by any Representative of the Company or any of its Subsidiaries who is also a Representative of Parent or any of its Subsidiaries shall not be a breach of this Section by the Company.

(b)    Exceptions. Notwithstanding anything contained in this Agreement to the contrary, at any time prior to the Acceptance Time:

(i)    the Company, directly or indirectly through advisors, agents or other intermediaries, may (X) contact any Third Party that has made an Acquisition Proposal to clarify the terms thereof, and (Y) engage in negotiations or discussions with any Third Party and its Representatives that has made a bona fide Acquisition Proposal that the Board of Directors or the Special Committee reasonably believes constitutes or would be reasonably likely to lead to a Superior Proposal and furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement with such Third Party (it being understood and agreed that such confidentiality agreement need not contain a standstill provision); provided that, to the extent that any material non-public information relating to the Company or its Subsidiaries is provided to any such Third Party which was not previously provided to or made available to Parent, such material non-public information or access is provided or made available to Parent promptly (and in any event within 48 hours) thereafter; and

(ii)    subject to compliance with Section 7.03(c) and Section 7.03(d), the Board of Directors may (X) make an Adverse Recommendation Change following receipt of a Superior Proposal or in response to material facts, events, changes or developments in circumstances arising after the date hereof that were not known or reasonably foreseeable to the Special Committee as of the date hereof and does not involve or relate to an Acquisition Proposal (an “Intervening Event”) (it being understood that in no event will changes to the Company’s stock price be construed to be an Intervening Event; provided, that the facts, events, changes or developments in circumstances giving rise to or contributing to any such change may constitute an Intervening Event) or (Y) in connection with the receipt of a Superior Proposal, terminate this Agreement pursuant to Section 11.01(e);

in each case referred to in the foregoing clauses (i) and (ii), only if the Board of Directors or the Special Committee determines in good faith, after consultation with the Special Committee’s outside legal counsel, that the failure to take such action could be inconsistent with its fiduciary duties under Applicable Law. In addition, nothing contained herein shall prevent the Company or the Board of Directors (or any committee thereof) from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the 1934 Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to stockholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal (provided that neither the Company nor the Board of Directors may recommend any Acquisition Proposal unless permitted by this Section 7.03), (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act or (iii) contacting and engaging in discussions with any person or group and their respective Representatives who has made an Acquisition Proposal that was not solicited in breach of this Section 7.03 solely for the purpose of clarifying such Acquisition Proposal and the terms thereof or informing such Third Party of the restrictions imposed by this Section 7.03.

(c)    Required Notices. The Company shall not take any of the actions referred to in Section 7.03(b)(i) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. In addition, the Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal or any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that has notified the Company that it is considering making, or has made, an Acquisition Proposal or any Third Party that has made such request for the purpose of facilitating the submission of an Acquisition Proposal, and shall provide copies of any written materials submitted to the Company by any Third Party that describes the terms or conditions of any Acquisition Proposal and keep Parent reasonably informed of the status and material terms and conditions of any Acquisition Proposal and the nature of any information requested of the Company or its Subsidiaries with respect thereto.

(d)    Last Look. Neither the Board of Directors nor the Company shall take any of the actions referred to in Section 7.03(b)(ii) unless the Company shall have notified Parent, in writing and at least three Business Days prior to taking such action, of its intention to take such action, specifying, in reasonable detail, the reasons for the Adverse Recommendation Change pursuant to Section 7.03(b)(ii) or termination of this Agreement pursuant to Section 11.01(e), as applicable, and Parent shall not have made, within three Business Days after receipt of such written notification, an offer to amend the terms of this Agreement that the Board of Directors and the Special Committee determine in good faith, after consultation with the Special Committee’s financial advisor, obviates the need to effect the Adverse Recommendation Change or termination of this Agreement.

(e)    Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means a bona fide Acquisition Proposal (but substituting “50%” for all references to “15%” in the definition of such term) that the Board of Directors or the Special Committee determines in good faith, after consultation with the Special Committee’s financial advisor, is on terms that are more favorable from a financial point of view to the Company’s stockholders than the terms provided hereunder (taking into account any offer by Parent to amend the terms of this Agreement pursuant to Section 7.03(d)).

Section 7.04    Compensation Arrangements. Prior to the Acceptance Time, the Special Committee or other appropriate committee of the Board of Directors shall, to the extent not previously taken, take all actions necessary to approve or ratify (the “Compensation Arrangement Approvals”) all payments or benefits that have been, or are to be, made or granted pursuant to employment compensation, severance and other employee benefit arrangements of the Company and its Subsidiaries, including the Company Plans as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) promulgated under the 1934 Act for the purpose of satisfying the requirements of the non-exclusive safe harbor with respect to such arrangements in accordance with Rule 14d-10(d)(2) promulgated under the 1934 Act.

Section 7.05    Stock Exchange Delisting; 1934 Act Deregistration. Prior to the Effective Time, the Company and Parent shall cooperate with each other and use their reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Law and rules and policies of NYSE to enable the delisting by the Surviving Corporation of the Shares from NYSE and the deregistration of the Shares under the 1934 Act as promptly as practicable after the Effective Time.

Section 7.06    Stockholder Litigation. From and after the date hereof, the Company shall as promptly as practicable advise Parent orally and in writing of any claim, action, suit or proceeding (including derivative claims) commenced or, to the Knowledge of the Company, threatened against the Company and/or its directors or executive officers relating to this Agreement, the Offer, the Merger and/or the other transactions contemplated hereby and shall keep Parent promptly and reasonably informed regarding any such claim, action, suit or proceeding. The Company shall give Parent the opportunity to participate in the defense or settlement of any such claim, action, suit or proceeding and shall give due consideration to Parent’s views with respect thereto. The Company shall not agree to any settlement of any such claim, action, suit or proceeding without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

ARTICLE 8

COVENANTS OF PARENT

Section 8.01    Obligations of Merger Sub.

(a)    Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement.

(b)    From and after the date of this Agreement until the Effective Time, and except as may otherwise be required by Applicable Law, each of Parent and Merger Sub agrees that it shall not, and shall cause their Affiliates not to, directly or indirectly, take any action which is intended to or which would reasonably be expected to materially adversely affect or materially delay the ability of Parent or Merger Sub to obtain any approvals of any Governmental Authority necessary for the consummation of the transactions contemplated hereby.

Section 8.02    Director and Officer Liability. Parent shall, and shall cause the Surviving Corporation to, and the Surviving Corporation hereby agrees to, do the following:

(a)    For six years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless the present and former directors, officers, trustees, members, fiduciaries and agents of the Company and its Subsidiaries and any individuals serving in such capacity at or with respect to other Persons at the Company’s or its Subsidiaries’ request (each, together with such person’s heirs, executors or administrators, an “Indemnified Person”) from and against any losses, damages, liabilities, costs, expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Person to the fullest extent permitted by Applicable Law; provided, that such advance may be conditioned upon the Surviving Corporation’s receipt of an undertaking by or on behalf of the Indemnified Person to repay such amount if it shall be ultimately determined by final non-appealable judgment of a court of competent jurisdiction that the Indemnified Person is not entitled to be indemnified pursuant to this Section 8.02(a)), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in respect of the Indemnified Persons’ having served in such capacity prior to the Effective Time, in each case to the fullest extent permitted by Delaware Law or any other Applicable Law or provided under the Company’s certificate of incorporation and bylaws in effect on the date of this Agreement, provided that all rights to indemnification in respect of any claim made within such period shall continue until the disposition of the applicable action or resolution of the applicable claim.

(b)    For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s and its Subsidiaries’ certificates of incorporation and bylaws and other organizational documents (or in such documents of any successor to the business of each of the foregoing) regarding elimination of liability of directors, indemnification of directors and officers and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c)    Parent shall, or shall cause the Surviving Corporation to, either (i) continue to maintain in effect for six years after the Effective Time the Company’s directors’ and officers’ insurance policies and fiduciary liability insurance policies (collectively, “D&O Insurance”) in place as of the date of this Agreement or (ii) purchase comparable D&O Insurance for such six-year period, in each case with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the Company’s D&O Insurance in effect as of the date of this Agreement; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the premium amount per annum for the Company’s existing policies (the “Maximum Amount” ); and provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)    In lieu of the D&O Insurance, prior to the Effective Time the Company may, at its option, purchase a “tail” directors’ and officers’ insurance policy and fiduciary liability insurance policy for the Surviving Corporation and its current and former directors and officers who are covered by the D&O Insurance coverage in effect as of the date of this Agreement, with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the Company’s D&O Insurance policies in effect as of the date of this Agreement with respect to claims arising from facts or events that occurred at or before the Effective Time; provided, however, that in no event shall the cost of any such tail policy exceed the Maximum Amount. Parent and the Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(e)    If Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 8.02.

(f)    The rights of each Indemnified Person under this Section 8.02 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries, under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with Parent, any of Parent’s Affiliates, the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person and their successors, assigns and heirs, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Indemnified Person may have by Contract or otherwise. This Section 8.02 may not be amended, altered, or repealed after the Acceptance Time in any manner so as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected person.

Section 8.03    Employee Matters.

(a) For a period commencing at the Effective Time and ending on the first anniversary thereof (or, such shorter period of employment, as the case may be), each Company Service Provider who continues to provide services to Parent, the Surviving Corporation or any of their respective Subsidiaries (each, a “Continuing Employee”) shall, for so long as the applicable Company Service Provider continues to provide services during such period, receive from Parent, the Surviving Corporation or such other Subsidiary (i) base salary, and, if the Effective Date occurs after February 28, 2022, wages and commission rate and bonus opportunities, that, in the aggregate, are at least equal to those that were provided to the Continuing Employee immediately prior to the Effective Time and (ii) employee benefits (but not incentive compensation) that are no less favorable, in the aggregate, than the employee benefits (but not incentive compensation) that were provided to the Continuing Employee immediately before the Effective Time; provided that Parent may reduce employee benefits of a Continuing Employee to the extent that such reduction applies on a uniform basis to the Continuing Employees and other similarly situated employees of Parent.

(b)    Parent shall, or shall cause the Surviving Corporation or any of their respective Subsidiaries to, provide to each Continuing Employee whose employment terminates during the one-year period following the Effective Time severance benefits that are no less favorable than the severance benefits required under the severance plan, policy or arrangement covering such Continuing Employee in effect immediately prior to the date of this Agreement. During such one-year period following the Effective Time, severance benefits offered to each Continuing Employee shall be determined without taking into account any reduction after the Effective Time in compensation paid to such Continuing Employee (other than any such reduction pursuant to the proviso to Section 8.03(a)).

(c)    With respect to any health and welfare plan maintained by Parent or its Affiliates in which any Continuing Employee is eligible to participate at or after the Effective Time, Parent shall, or shall cause its Affiliates (including the Surviving Corporation) to, use its reasonable best efforts to (i) waive, or cause to be waived, preexisting conditions, limitations, exclusions, actively-at-work requirements and waiting periods with respect to participation by and coverage of the Continuing Employees to the same extent such preexisting conditions, limitations, exclusions, actively-at-work requirements and waiting periods were not applicable under any comparable Company Plan prior to the Effective Time and (ii) recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations to the same extent as such Continuing Employee was entitled, prior to the Effective Time, to recognition of such co-payments, deductibles and similar expenses under any Company Plan.

(d)    With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, and any other benefit plan, programs, agreements and arrangements maintained by Parent or its Affiliates in which any Continuing Employee is eligible to participate at or after the Effective Time, for all purposes, such Continuing Employee’s service with the Company or any of its Subsidiaries prior to the Effective Time shall be treated as service with Parent and its Affiliates to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any analogous Company Plan; provided that the foregoing shall not apply to the extent that it would result in any duplication of benefits for the same period of service.

(e)    Without limiting the generality of Section 12.14, the provisions of this Section 8.03 are solely for the benefit of the parties to this Agreement, and no current or former Company Service Provider or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Section 8.03. Nothing herein shall be deemed to establish, amend or modify any Company Plan or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Merger Sub, the Company or any of their respective Affiliates. Neither Parent nor any of its Affiliates shall be obligated to continue to employ any Continuing Employee for any period of time following the Effective Time.

ARTICLE 9

COVENANTS OF PARENT AND THE COMPANY

Section 9.01    Regulatory Undertakings. Subject to the terms and conditions of this Agreement (including, for the avoidance of doubt, any actions taken by the Company permitted by Section 7.03), the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable (in each case, to the extent within such Party’s control) under Applicable Law to consummate the transactions contemplated by this Agreement as soon as practicable (and in any event prior to the End Date), including (a) preparing and filing (and Parent shall cause its applicable Affiliates to prepare and file) as promptly as practicable with any Governmental Authority, including the Federal Reserve (which filing shall be made within ten Business Days of the date of this Agreement), or other Third Party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any filings requested or recommended by any Governmental Authority pursuant to its regulations) and (b) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

Section 9.02    Certain Filings. The Company and Parent shall cooperate with one another (a) in connection with the preparation of the Company Disclosure Documents, Offer Documents and Schedule 13E-3, (b) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (c) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents, Offer Documents and Schedule 13E-3 and seeking timely to obtain any such actions, consents, approvals or waivers. Each of the Company and Parent shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable party) stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC or NYSE in connection with the Company Disclosure Documents, Offer Documents and Schedule 13E-3. Parent and the Company shall each advise the other party promptly of any material communication received by such party or any of its Affiliates from the Federal Reserve or any other Governmental Authority regarding any of the transactions contemplated hereby, and of any understandings, undertakings or agreements (oral or written) such party proposes to make or enter into with the Federal Reserve or any other Governmental Authority in connection with the transactions contemplated hereby. Parent and the Company shall each consult with the other in advance of any material meetings with the Federal Reserve or any other Governmental Authority. If, at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Company Disclosure Documents, Offer Documents or Schedule 13E-3, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto, and an appropriate amendment or supplement describing such information shall promptly be prepared and filed with the SEC and, to the extent required under Applicable Law, disseminated to the stockholders of the Company.

Section 9.03    Public Announcements. Parent and the Company shall consult with each other before issuing any press release, scheduling any press conference or conference call with investors or analysts, or making any other public statement with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, schedule any such press conference or conference call or make any such other public statement before such consultation. Notwithstanding the foregoing, after the issuance of any press release or the making of any public statement with respect to which the foregoing consultation procedures have been followed, either party may issue such additional publications or press releases and make such other customary announcements without consulting with any other party hereto so long as such additional publications, press releases and announcements do not disclose any non-public information regarding the transactions contemplated by this Agreement beyond the scope of the disclosure included in the press release or public statement with respect to which the other party had been consulted.

Section 9.04    Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 9.05    Merger Without Meeting of Stockholders. The parties shall take all necessary and appropriate action to cause the Merger to be effective without a meeting of stockholders of the Company in accordance with Section 251(h) of Delaware Law as soon as practicable following the Acceptance Time. The parties agree to take all necessary and appropriate action to cause the Shares accepted for payment pursuant to the Offer to be transferred to (and registered in the name of) Merger Sub as soon as practicable after the Acceptance Time and prior to the Effective Time.

Section 9.06    Section 16 Matters. Prior to the Effective Time, each party shall take all such steps (to the extent permitted under Applicable Law) as are reasonably necessary to cause any disposition of shares of Company Common Stock that occurs or is deemed to occur by reason of or pursuant to the transactions contemplated by this Agreement (including derivative securities of such shares of Company Common Stock) by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 9.07    Notices of Certain Events. From and after the date of this Agreement, each of the Company and Parent shall promptly notify the other of any of the following: (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement, (c) any actions, suits, claims, proceedings or, to its Knowledge, investigations commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that relate to the consummation of the transactions contemplated by this Agreement, and (d) any failure of that party to perform in all material respects any of its obligations under this Agreement that is reasonably likely to cause an Offer Condition not to be satisfied by it hereunder; provided that (i) the delivery of any notice pursuant to this Section 9.07 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice and (ii) the failure to deliver any notice pursuant to this Section 9.07 shall not constitute a breach of this Agreement.

Section 9.08    Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation shall become applicable to the transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub and the respective members of their boards of directors shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

ARTICLE 10

CONDITIONS TO THE MERGER

Section 10.01    Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or to the extent permissible under Applicable Law, waiver) of the following conditions:

(a)    no injunction or other order issued by a court of competent jurisdiction or Applicable Law shall prohibit the consummation of the Merger; and

(b)    Merger Sub shall have accepted for payment the Shares validly tendered pursuant to the Offer and not withdrawn.

ARTICLE 11

TERMINATION

Section 11.01    Termination. This Agreement may be terminated at any time prior to the Effective Time (but not after the Acceptance Time):

(a)    by mutual written agreement of the Company (provided that such termination has been approved by the Special Committee) and Parent;

(b)    by either the Company (provided that such termination has been approved by the Special Committee) or Parent, upon written notice to the other party, if:

(i)    the Acceptance Time shall not have occurred on or before 5:00 p.m. (New York City time) on March 31, 2022 (the “End Date”); provided, that, if on the End Date the condition set forth in clause (ii) of Annex I has not been satisfied but all other Offer Conditions have been satisfied or waived (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time, which conditions shall be capable of being satisfied), the Company or Parent may by written notice delivered to the other party on or prior to such date extend the End Date by three (3) months to June 30, 2022, which extended date shall thereafter be considered the End Date; provided, further, that, if on the End Date as extended pursuant to the preceding proviso the condition set forth in clause (ii) of Annex I has not been satisfied but all other Offer Conditions have been satisfied or waived (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time, which conditions shall be capable of being satisfied), the Company or Parent may by written notice delivered to the other party on or prior to such date extend the End Date by an additional three (3) months to September 30, 2022; provided, further, that the right to terminate this Agreement pursuant to this Section 11.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Offer to be consummated by the End Date; or

(ii)    there shall be any Applicable Law that (A) makes acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited or (B) permanently enjoins Merger Sub from accepting for payment of, and paying for, the Shares pursuant to the Offer or the Company or Parent from consummating the Merger and such injunction shall have become final and non-appealable;

(c)    by Parent if, prior to the Acceptance Time:

(i)    an Adverse Recommendation Change shall have occurred or if at any time after receipt or public announcement of an Acquisition Proposal, the Board of Directors shall have failed to publicly reaffirm the Company Recommendation as promptly as practicable (but in any event within ten Business Days) after receipt of any written request from Parent to so; provided that such reaffirmation by the Board of Directors shall only be required once with respect to each Acquisition Proposal (including any amendment thereof); or

(ii)    a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in clauses (iii)(C) or (D) of Annex I to exist and the Company does not cure such breach or failure within 30 days after receipt by the Company of written notice from Parent of such breach or failure; provided, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 11.01(c)(ii) if at the time of the delivery of such written notice, either Parent or Merger Sub is in material breach of its obligations under this Agreement;

(d)    by the Company if, prior to the Acceptance Time, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred that would reasonably be expected to prevent Parent or Merger Sub from consummating the Offer or the Merger and Parent or Merger Sub does not cure such breach or failure within 30 days after receipt by Parent and Merger Sub from the Company of written notice of such breach or failure; provided, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 11.01(d) if at the time of the delivery of such written notice, the Company is in material breach of its obligations under this Agreement; or

(e)    by the Company, following the making of an Adverse Recommendation Change in connection with the receipt of a Superior Proposal as permitted by Section 7.03(b), provided that the Company has complied in all material respects with Section 7.03 in connection with such Superior Proposal.

The party desiring to terminate this Agreement pursuant to this Section 11.01 (other than pursuant to Section 11.01(a)) shall give notice of such termination to the other party.

Section 11.02    Effect of Termination. If this Agreement is terminated pursuant to Section 11.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party)

to the other parties hereto; provided that none of Parent, Merger Sub or the Company shall be relieved or released from any liabilities or damages arising out of its fraud or willful breach of any of its covenants under this Agreement. The provisions of this Section 11.02 (Effect of Termination), Section 7.02 (last sentence only) (Access to Information) and Article 12 (Miscellaneous) (other than Section 12.13 (Specific Performance)) shall survive any termination hereof pursuant to Section 11.01.

ARTICLE 12

MISCELLANEOUS

Section 12.01    Notices. All notices, requests and other communications to any party hereunder shall be in writing (including email transmission) and shall be given,

if to Parent or Merger Sub, to:

Santander Holdings USA, Inc.

75 State Street

Boston, Massachusetts 02109

Attention:    Brian R. Yoshida, Chief Legal Officer

Email:          brian.yoshida@santander.us

with copies, which shall not constitute notice, to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:    Edward D. Herlihy

                    Richard K. Kim

                    Mark F. Veblen

Email:         EDHerlihy@wlrk.com

                    RKim@wlrk.com

                    MFVeblen@wlrk.com

if to the Company, to:

Santander Consumer USA Holdings Inc.

1601 Elm Street, Suite 800

Dallas, Texas 75201

Attention:     Christopher Pfirrman, Chief Legal Officer

Email:           cpfirrman@santanderconsumerusa.com

with copies, which shall not constitute notice, to:

Covington & Burling LLP

620 Eighth Avenue

New York, NY 10018-1405

Attention:    Scott F. Smith

                    Andrew W. Ment

Email:          ssmith@cov.com

                    ament@cov.com

and

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, New York 10004

Attention:      Kenneth A. Lefkowitz

Telephone:    (212) 827-6557

Email:            ken.lefkowitz@hugheshubbard.com

or to such other address or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 12.02    Survival. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time. Covenants that require performance following the Effective Time shall survive the termination of this Agreement until their performance.

Section 12.03    Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) no such amendment or waiver shall be made by the Company without first obtaining the approval of the Special Committee, (ii) after the Acceptance Time, no amendment shall be made, and (iii) there shall be no amendment or waiver that would require the approval of the stockholders of the Company under Applicable Law without such approval having first been obtained.

(b)    No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 12.04    Expenses. Except as otherwise expressly provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense. Notwithstanding anything to the contrary contained in this Agreement, Parent shall pay, or cause to be paid, all documentary, sales, use, real property transfer, registration, value added, transfer, stamp, recording and similar Taxes imposed directly as a result of the Merger, and shall file all Tax Returns related thereto, regardless of who may be liable therefor under applicable Law.

Section 12.05    Disclosure Schedule. The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties (or covenants, as applicable) of the relevant party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties (or covenants, as applicable) would be reasonably apparent on its face. Disclosure of any fact or item in any Schedule to the Agreement (A) shall not be considered an admission by the disclosing party that such item or fact (or any non-disclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance or that such item is reasonably expected to result in, as applicable, a Parent Material Adverse Effect or a Company Material Adverse Effect, or that such item or fact will in fact exceed any applicable threshold limitation set forth in the Agreement and (B) shall not be construed as an admission by the disclosing party of any non-compliance with, or violation of, any third party rights (including but not limited to any intellectual property rights) or any law, regulation, order, judgment or decree of any Governmental Authority, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein or of disclosing any information required to be disclosed under the Agreement.

Section 12.06    Binding Effect; Assignment. (a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

(b)    No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time (so long as such assignment would not delay in any material respect the receipt of any required regulatory approval) and, (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Sub of its obligations hereunder or prejudice the rights of stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer or Shares converted into cash pursuant to the Merger or the rights of holders of Company Stock Options and Company RSUs to receive consideration in connection with to the Merger, enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Sub or be reasonably likely to impede or delay the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 12.07    Governing Law. This Agreement and all claims and causes of action arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 12.08    Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Court of Chancery or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.01 shall be deemed effective service of process on such party.

Section 12.09    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 12.09.

Section 12.10    Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto (including in .pdf format). Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 12.11    Entire Agreement. This Agreement, the Annexes and Exhibits attached hereto, the Company Disclosure Schedule, and the Parent Disclosure Schedule constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 12.12    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 12.13    Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, the parties hereto agree that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court referred to in Section 12.08, without the necessity of proving the inadequacy of money damages as a remedy (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), in addition to any other remedy to which they are entitled at law or in equity.

Section 12.14    No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties to this Agreement) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except (a) for (i) if the Acceptance Time occurs, the Company’s stockholders are intended third-party beneficiaries of, and may enforce, the right of the Company’s stockholders to receive the Offer Price in the Offer in accordance with the terms of this Agreement and (ii) if the Effective Time occurs, the Company’s stockholders and the holders of Company Stock Options or Company RSUs are intended third-party beneficiaries of, and may enforce, the right of the Company’s stockholders and the holders of Company Stock Options or Company RSUs to receive the Merger Consideration in the Merger in accordance with the terms of this Agreement and (b) that the Indemnified Persons (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 8.02.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

SANTANDER CONSUMER USA HOLDINGS INC.
By:	/s/ Mahesh Aditya
	Name: Title:	Mahesh Aditya CEO and President
SANTANDER HOLDINGS USA, INC.
By:	/s/ Timothy Wennes
	Name: Title:	Timothy Wennes President and Chief Executive Officer
MAX MERGER SUB, INC.
By:	/s/ Gerard A. Chamberlain
	Name: Title:	Gerard A. Chamberlain Treasurer and Secretary

[Signature Page to Merger Agreement]

ANNEX I

OFFER CONDITIONS

Notwithstanding any other provision of the Offer, Merger Sub shall not be required to accept for payment or pay for any Shares pursuant to the Offer, if:

(i) this Agreement shall have been terminated in accordance with its terms;

(ii) the approval of the Federal Reserve pursuant to Section 163(b) of the transactions contemplated by this Agreement shall not have been obtained; or

(iii) prior to the expiration of the Offer,

(A) there shall be pending any action or proceeding by any Governmental Authority (1) investigating, challenging or seeking to make illegal or otherwise directly prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Parent or Merger Sub or the consummation of the Merger, (2) seeking to restrain, condition or prohibit Parent’s ownership or operation (or that of its Affiliates) of all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole; or (3) seeking to impose material limitations on the ability of Parent or Merger Sub to exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by Parent or Merger Sub on all matters properly presented to the Company’s stockholders,

(B) there shall have been any Applicable Law issued or enacted by any Governmental Authority that prohibits or makes illegal or restrains the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Parent or Merger Sub or the consummation of the Merger,

(C) (1) any of the representations and warranties of the Company contained in Section 5.05(a) (Capitalization) (first two sentences only) shall not be true and correct in all but de minimis respects; (2) any of the representations of the Company contained in any of Section 5.01 (first sentence only) (Corporate Existence and Power), Section 5.02 (Corporate Authorization), Section 5.06 (first sentence only) (Subsidiaries) Section 5.23 (Finders’ Fees), Section 5.24 (Opinion of Financial Advisor) or Section 5.25 (Antitakeover Statutes) shall not be true in all material respects at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true in all material respects only as of such time); (3) any of the representations of the Company (other than the representations set forth in clause (1) or (2) of this paragraph (C)) that are qualified by a “Company Material Adverse Effect” shall not be true and correct at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation or warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time); or (4) any of the other representations and warranties of the Company contained in this Agreement (disregarding all materiality and “Company Material Adverse Effect” qualifications contained therein) shall not be true at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified

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time, which shall be true only as of such time), in the case of this clause (4) only, except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, or

(D) the Company shall have failed to perform in all material respects any of its obligations under this Agreement required to be performed prior to such time.

Subject to the terms and conditions of this Agreement, the foregoing Offer Conditions are for the sole benefit of Parent and Merger Sub and, subject to the terms and conditions of this Agreement and the applicable rules and regulations of the SEC, may be waived by Parent or Merger Sub, in whole or in part, at any time, at the sole discretion of Parent or Merger Sub. The failure or delay by Parent and Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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ANNEX II

FORM OF CERTIFICATE OF INCORPORATION

OF

SANTANDER CONSUMER USA HOLDINGS INC.

FIRST: The name of the corporation is Santander Consumer USA Holdings Inc. (the “Corporation”).

SECOND: The address of its registered office in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400 in the City of Wilmington, County of New Castle, State of Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (“Delaware Law”).

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,000 shares of common stock, and the par value of such share is $0.01 per share.

FIFTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SIXTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

SEVENTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

EIGHTH:

a)

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was, at any time during which this Certificate of Incorporation is in effect (whether or not such person continues to serve in such capacity at the time any indemnification or payment of expenses pursuant hereto is sought or at the time any proceeding relating thereto exists or is brought), a director or officer of the Corporation or is or was at any such time serving at the request of the Corporation as a director, officer, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Corporation (hereinafter, an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent or in any other capacity while serving as a director, officer, trustee, employee or agent, shall be (and shall be deemed to have a contractual right to be) indemnified and held harmless by the Corporation (and any successor of the Corporation by merger or otherwise) to the fullest extent authorized by the Delaware Law as the same exists or may hereafter be amended or modified from time to time (but, in the case of any such amendment or modification, only to the extent that such amendment or modification permits the Corporation to provide greater indemnification rights than said law permitted the Corporation to provide prior to such amendment or modification), against all expense, liability and loss (including attorneys’ fees, judgments, fines, excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974 and amounts paid or to be paid in settlement) incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, trustee, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in paragraph (c) of this Article EIGHTH, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred in this Article EIGHTH shall include the right, without the need for any action by the Board of Directors, to be paid by the Corporation (and any successor of the Corporation by merger or otherwise) the expenses incurred in defending any such proceeding in advance of its final disposition, such advances to be paid by the Corporation within twenty (20) days after the receipt by the Corporation of a statement or statements from the claimant requesting such advance or advances from time to time; provided, that if the Delaware Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter, the “undertaking”) by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right of appeal (a “final disposition”) that such director or officer is not entitled to be indemnified for such expenses under this Article EIGHTH or otherwise. The rights conferred upon indemnitees in this Article EIGHTH shall be contract rights between the Corporation and each indemnitee to whom such rights are extended that vest at the commencement of such person’s service to or at the request of the Corporation and all such rights shall continue as to an indemnitee who has ceased to be a director or officer of the Corporation or ceased to serve at the Corporation’s request as a director, officer, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, as described herein, and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

b)

To obtain indemnification under this Article EIGHTH, a claimant shall submit to the Corporation a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification pursuant to the first sentence of this paragraph (b), a determination, if required by applicable law, with respect to the claimant’s entitlement thereto shall be made as follows: (i) if requested by the claimant, by Independent Counsel (as hereinafter defined), or (ii) if no request is made by the claimant for a determination by Independent Counsel, (A) by the Board of Directors by a majority vote of a quorum consisting of Disinterested Directors (as hereinafter defined), (B) if a quorum of the Board consisting of Disinterested Directors is not obtainable or, even if obtainable, such quorum of Disinterested Directors so directs, by Independent Counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the claimant, or (C) if a quorum of Disinterested Directors so directs, by a majority of the stockholders of the Corporation. In the event the determination of entitlement to indemnification is to be made by Independent Counsel, the Independent Counsel shall be selected by the Board of Directors unless there shall have occurred within two years prior to the date of the commencement of the action, suit or proceeding for which indemnification is claimed a Change in Control (as defined in the Santander Consumer USA Holdings Inc. Omnibus Incentive Plan) in which case the Independent Counsel shall be selected by the claimant unless the claimant shall request that such selection be made by the Board of Directors. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within ten (10) days after such determination.

c)

If a claim under paragraph (a) of this Article EIGHTH is not paid in full by the Corporation within thirty (30) days after a written claim pursuant to paragraph (b) of this Article EIGHTH has been received by the Corporation (except in the case of a claim for advancement of expenses, for which the applicable period is twenty (20) days provided that any required undertaking has been made by such claimant), the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action that the claimant has not met the standard of conduct which makes it permissible under the Delaware Law for the Corporation to indemnify the claimant for the amount claimed or that the claimant is not entitled to the requested advancement of expenses, but (except where the required undertaking, if any, has not been tendered to the Corporation) the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, Independent Counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware Law, nor an actual determination by the Corporation (including its Board of Directors, Independent Counsel or stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

d)

If a determination shall have been made pursuant to paragraph (b) of this Article EIGHTH that the claimant is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding commenced pursuant to paragraph (c) of this Article EIGHTH.

e)

The Corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to paragraph (c) of this Article EIGHTH that the procedures and presumptions of this Article EIGHTH are not valid, binding and enforceable and shall stipulate in such proceeding that the Corporation is bound by all the provisions of this Article EIGHTH.

f)

The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article EIGHTH: (i) shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise and (ii) cannot be terminated by the Corporation, the Board of Directors or the stockholders of the Corporation with respect to a person’s service prior to the date of such termination. Any amendment, modification, alteration or repeal of this Article EIGHTH that in any way diminishes, limits, restricts, adversely affects or eliminates any right of an indemnitee or his or her successors to indemnification, advancement of expenses or otherwise shall be prospective only and shall not, without the written consent of the indemnitee, in any way diminish, limit, restrict, adversely affect or eliminate any such right with respect to any actual or alleged state of facts, occurrence, action or omission then or previously existing, or any action, suit or proceeding previously or thereafter brought or threatened based in whole or in part upon any such actual or alleged state of facts, occurrence, action or omission.

g)

The Corporation may maintain insurance, at its expense, to protect itself and any current or former director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware Law. To the extent that the Corporation maintains any policy or policies providing such insurance, each such current or former director or officer, and each such agent or employee to which rights to indemnification have been granted as provided in paragraph (h) of this Article EIGHTH, shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such current or former director, officer, employee or agent.

h)	The Corporation may, to the extent authorized from time to time by the Board of Directors or the Chief Executive Officer, grant rights to indemnification, and rights to be paid by the Corporation the expenses incurred in connection with any proceeding in advance of its final disposition, to any current or former employee or agent of the Corporation to the fullest extent of the provisions of this Article EIGHTH with respect to the indemnification and advancement of expenses of current or former directors and officers of the Corporation.

i)

If any provision or provisions of this Article EIGHTH shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this Article EIGHTH (including, without limitation, each portion of any paragraph of this Article EIGHTH containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Article EIGHTH (including, without limitation, each such portion of any paragraph of this Article EIGHTH containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

j)

The Corporation acknowledges that the indemnitees may have certain rights to indemnification, advancement of expenses and/or insurance provided by other persons or entities (collectively, the “Other Indemnitors”). The Corporation hereby agrees that, with respect to service by each indemnitee as a director of the Corporation (or at their request for any third party), (i) it is the indemnitor of first resort (i.e., its obligations to each indemnitee are primary and any obligation of Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any indemnitee are secondary), and (ii) it shall be required to advance the full amount of expenses incurred by each Indemnitee and shall be liable for the full amount of all expenses and liabilities, in each case, to the extent legally permitted and as required by this Certificate of Incorporation (and any other agreement regarding indemnification between the Corporation and any indemnitee), without regard to any rights an indemnitee may have against any Other Indemnitor. The Corporation further agrees that no advancement or payment by any Other Indemnitor on behalf of any indemnitee with respect to any claim for which such indemnitee has sought indemnification from the Corporation shall affect the foregoing and Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such indemnitee against the Corporation.

k)	For purposes of this Article EIGHTH:

i.	“Disinterested Director” means a director of the Corporation who is not and was not a party to the matter in respect of which indemnification is sought by the claimant.

ii.

“Independent Counsel” means a law firm, a member of a law firm, or an independent practitioner, that is experienced in matters of corporate law and shall include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the Corporation or the claimant in an action to determine the claimant’s rights under this Article EIGHTH.

l)

Any notice, request or other communication required or permitted to be given to the Corporation under this Article EIGHTH shall be in writing and either delivered in person or sent by telecopy, telex, telegram, overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, to the Secretary of the Corporation and shall be effective only upon receipt by the Secretary.

NINTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this      day of                  2021.

SANTANDER CONSUMER USA HOLDINGS INC.

By:
Name:
Title:

ANNEX III

FORM OF AMENDED AND RESTATED BYLAWS

OF

SANTANDER CONSUMER USA HOLDINGS INC.

ARTICLE I

OFFICES

SECTION 1.    REGISTERED OFFICE — The registered office of Santander Consumer USA Holdings Inc. (the “Corporation”) shall be established and maintained at the office of [●], and said [●] shall be the registered agent of the Corporation in charge thereof.

SECTION 2.    OTHER OFFICES -- The Corporation may have other offices, either within or without the State of Delaware, at such place or places as the Board of Directors may from time to time select or the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

SECTION 1.    ANNUAL MEETINGS — Annual meetings of stockholders for the election of directors, and for such other business as may be stated in the notice of the meeting, shall be held at such place, either within or without the State of Delaware, and at such time and date as the Board of Directors, by resolution, shall determine and as set forth in the notice of the meeting. If the Board of Directors fails so to determine the time, date and place of meeting, the annual meeting of stockholders shall be held at the registered office of the Corporation on the first Friday in January. If the date of the annual meeting shall fall upon a legal holiday, the meeting shall be held on the next succeeding business day. At each annual meeting, the stockholders entitled to vote shall elect a Board of Directors and they may transact such other corporate business as shall be stated in the notice of the meeting.

SECTION 2.    SPECIAL MEETINGS — Special meetings of the stockholders for any purpose or purposes may be called by the Chairman of the Board, the President or the Secretary, or by resolution of the Board of Directors.

SECTION 3.    VOTING — Each stockholder entitled to vote in accordance with the terms of the Certificate of Incorporation of the Corporation (as amended and/or restated, the “Certificate of Incorporation”) and these Bylaws may vote in person or by proxy, but no proxy shall be voted after three years from its date unless such proxy provides for a longer period. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of the State of Delaware.

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A complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, with the address of each, and the number of shares held by each, shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is entitled to be present.

SECTION 4.    QUORUM — Except as otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the presence, in person or by proxy, of stockholders holding shares constituting a majority of the voting power of the Corporation shall constitute a quorum at all meetings of the stockholders. In case a quorum shall not be present at any meeting, a majority in interest of the stockholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite amount of stock entitled to vote shall be present. At any such adjourned meeting at which the requisite amount of stock entitled to vote shall be represented, any business may be transacted that might have been transacted at the meeting as originally noticed; but only those stockholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof.

SECTION 5.    NOTICE OF MEETINGS — Written notice, stating the place, date and time of the meeting, and the general nature of the business to be considered, shall be given to each stockholder entitled to vote thereat, at his or her address as it appears on the records of the Corporation, not less than ten nor more than sixty days before the date of the meeting. No business other than that stated in the notice shall be transacted at any meeting without the unanimous consent of all the stockholders entitled to vote thereat.

SECTION 6.    ACTION WITHOUT MEETING — Unless otherwise provided by the Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE III

DIRECTORS

SECTION 1.    NUMBER AND TERM — The business and affairs of the Corporation shall be managed under the direction of a Board of Directors which shall consist of

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not less than one person. The exact number of directors shall initially be eleven and may thereafter be fixed from time to time by the Board of Directors. Directors shall be elected at the annual meeting of stockholders and each director shall be elected to serve until his or her successor shall be elected and shall qualify. A director need not be a stockholder.

SECTION 2.    RESIGNATIONS — Any director may resign at any time. Such resignation shall be made in writing, and shall take effect at the time specified therein, and if no time be specified, at the time of its receipt by the Chairman of the Board, the President or the Secretary. The acceptance of a resignation shall not be necessary to make it effective.

SECTION 3.    VACANCIES — If the office of any director becomes vacant, the remaining directors in the office, though less than a quorum, by a majority vote, may appoint any qualified person to fill such vacancy, who shall hold office for the unexpired term and until his or her successor shall be duly chosen. If the office of any director becomes vacant and there are no remaining directors, the stockholders, by the affirmative vote of the holders of shares constituting a majority of the voting power of the Corporation, at a special meeting called for such purpose, may appoint any qualified person to fill such vacancy.

SECTION 4.    REMOVAL — Except as hereinafter provided, any director or directors may be removed either for or without cause at any time by the affirmative vote of the holders of a majority of the voting power entitled to vote for the election of directors, at an annual meeting or a special meeting called for the purpose, and the vacancy thus created may be filled, at such meeting, by the affirmative vote of holders of shares constituting a majority of the voting power of the Corporation.

SECTION 5.    COMMITTEES — The Board of Directors may, by resolution or resolutions passed by a majority of the whole Board of Directors, designate one or more committees, each committee to consist of one or more directors of the Corporation.

Any such committee, to the extent provided in the resolution of the Board of Directors, or in these Bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation (if any) to be affixed to all papers which may require it.

SECTION 6.    MEETINGS — The newly elected directors may hold their first meeting for the purpose of organization and the transaction of business, if a quorum be present, immediately after the annual meeting of the stockholders; or the time and place of such meeting may be fixed by consent of all the Directors.

Regular meetings of the Board of Directors may be held without notice at such places and times as shall be determined from time to time by resolution of the Board of Directors.

Special meetings of the Board of Directors may be called by the Chairman of the Board, the President, or by the Secretary on the written request of any director, on at least one day’s notice to each director (except that notice to any director may be waived in writing by such director) and shall be held at such place or places as may be determined by the Board of Directors, or as shall be stated in the call of the meeting.

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Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in any meeting of the Board of Directors or any committee thereof by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

The Chairman of the Board, if any, or, if at any time the Corporation does not have a Chairman of the Board, a member of the Board of Directors appointed by the Board of Directors, shall preside at all meetings of the Board of Directors.

SECTION 7.    QUORUM — A majority of the Directors shall constitute a quorum for the transaction of business. If at any meeting of the Board of Directors there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum is obtained, and no further notice thereof need be given other than by announcement at the meeting which shall be so adjourned. The vote of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors unless the Certificate of Incorporation or these Bylaws shall require the vote of a greater number.

SECTION 8.    CHAIRMAN OF THE BOARD — The Board of Directors shall at all times have a Chairman of the Board of Directors, who will be a director and who will be appointed by the Board of Directors from among the directors nominated for election to the Board of Directors. The Chairman of the Board of Directors shall, if present, preside at all meetings of the stockholders and of the Board of Directors and shall have such other powers and perform such other duties as may from time to time be assigned to the Chairman by the Board of Directors.

SECTION 9.    COMPENSATION — Directors shall not receive any stated salary for their services as directors or as members of committees, but by resolution of the Board of Directors a fixed fee and expenses of attendance may be allowed for attendance at each meeting. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent or otherwise, and receiving compensation therefor.

SECTION 10.    ACTION WITHOUT MEETING — Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board of Directors or such committee.

ARTICLE IV

OFFICERS

SECTION 1.    OFFICERS — The officers of the Corporation shall be a President, a Treasurer and a Secretary, all of whom shall be elected by the Board of Directors and shall

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hold office until their successors are duly elected and qualified. In addition, the Board of Directors may elect such Assistant Secretaries and Assistant Treasurers as they may deem proper. The Board of Directors may appoint such other officers and agents as it may deem advisable, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

SECTION 2.    PRESIDENT — The President shall have the general powers and duties of supervision and management usually vested in the office of President of a corporation. The President shall have the power to execute bonds, mortgages and other contracts on behalf of the Corporation, and to cause the seal (if any) to be affixed to any instrument requiring it, and when so affixed the seal shall be attested to by the signature of the Secretary or the Treasurer or an Assistant Secretary or an Assistant Treasurer. In the absence or disability of the Chairman of the Board of Directors, the President shall preside at all meetings of the stockholders.

SECTION 3.    VICE PRESIDENTS — Each Vice President, if any, shall be elected and shall have such powers and shall perform such duties as shall be assigned to him or her by the Board of Directors.

SECTION 4.    TREASURER — The Treasurer shall be the chief financial officer of the Corporation. He or she shall have the custody of the Corporate funds and securities and shall keep full and accurate account of receipts and disbursements in books belonging to the Corporation. He or she shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depositaries as may be designated by the Board of Directors. He or she shall disburse the funds of the Corporation as may be ordered by the Board of Directors or the President, taking proper vouchers for such disbursements. He or she shall render to the President and Board of Directors at the regular meetings of the Board of Directors, or whenever they may request it, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, he or she shall give the Corporation a bond for the faithful discharge of his or her duties in such amount and with such surety as the Board of Directors shall prescribe.

SECTION 5.    SECRETARY — The Secretary shall give, or cause to be given, notice of all meetings of stockholders and of the Board of Directors and all other notices required by law or by these Bylaws, and in case of his or her absence or refusal or neglect so to do, any such notice may be given by any person thereunto directed by the Chairman of the Board or the President, or by the Board of Directors, upon whose request the meeting is called as provided in these Bylaws. He or she shall record all the proceedings of the meetings of the Board of Directors, any committees thereof and the stockholders of the Corporation in a book to be kept for that purpose, and shall perform such other duties as may be assigned to him or her by the Board of Directors or the President. He or she shall have the custody of the seal of the Corporation (if any) and shall affix the same to all instruments requiring it, when authorized by the Board of Directors or the President, and attest to the same.

SECTION 6.    ASSISTANT TREASURERS AND ASSISTANT SECRETARIES — Assistant Treasurers and Assistant Secretaries, if any, shall be elected and shall have such powers and shall perform such duties as shall be assigned to them, respectively, by the Board of Directors.

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ARTICLE V

MISCELLANEOUS

SECTION 1.    STOCK — Shares of the Corporation’s stock may be certificated or uncertificated. Any or all of the signatures on any certificated shares may be by facsimile. In case any officer, transfer agent or registrar who shall have signed, or whose facsimile signature or signatures shall have been used on, any such certificate or certificates shall cease to be an officer, transfer agent or registrar of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature shall have been used thereon had not ceased to be an officer, transfer agent or registrar of the Corporation.

SECTION 2.    LOST CERTIFICATES — A new certificate of stock may be issued in the place of any certificate theretofore issued by the Corporation, alleged to have been lost or destroyed, and the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate, or such owner’s legal representatives, to give the Corporation a bond, in such sum as they may direct, not exceeding double the value of the stock, to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of any such certificate, or the issuance of any such new certificate.

SECTION 3.    TRANSFER OF SHARES — Subject to any transfer restrictions then in force, the shares of stock of the Corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives and upon such transfer the old certificates, if one has been issued, shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers or to such other person as the directors may designate by whom they shall be cancelled and new certificates, if any, shall thereupon be issued. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof save as expressly provided by the laws of Delaware.

SECTION 4.    STOCKHOLDERS RECORD DATE — In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date: (1) in the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by law, not be more than sixty nor less than ten days before the date of such meeting; (2) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than ten days

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from the date upon which the resolution fixing the record date is adopted by the Board of Directors; and (3) in the case of any other action, shall not be more than sixty days prior to such other action. If no record date is fixed: (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (2) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting when no prior action of the Board of Directors is required by law, shall be the first day on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, or, if prior action by the Board of Directors is required by law, shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action; and (3) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

SECTION 5.    DIVIDENDS — Subject to the provisions of the Certificate of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon stock of the Corporation as and when they deem appropriate. Before declaring any dividend there may be set apart out of any funds of the Corporation available for dividends, such sum or sums as the Board of Directors from time to time in their discretion deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the Board of Directors shall deem conducive to the interests of the Corporation.

SECTION 6.    SEAL — The Corporation may have a corporate seal in such form as shall be determined by resolution of the Board of Directors. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise imprinted upon the subject document or paper.

SECTION 7.    FISCAL YEAR — The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

SECTION 8.    CHECKS — All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, or agent or agents, of the Corporation, and in such manner as shall be determined from time to time by resolution of the Board of Directors.

SECTION 9.    NOTICE AND WAIVER OF NOTICE — Whenever any notice is required to be given under these Bylaws, personal notice is not required unless expressly so stated, and any notice so required shall be deemed to be sufficient if given by depositing the same in the United States mail, postage prepaid, addressed to the person entitled thereto at his or her address as it appears on the records of the Corporation, and such notice shall be deemed to have been given on the day of such mailing. Stockholders not entitled to vote shall not be entitled to receive notice of any meetings except as otherwise provided by law. Whenever any

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notice is required to be given under the provisions of any law, or under the provisions of the Certificate of Incorporation of the Corporation or of these Bylaws, a waiver thereof, in writing and signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to such required notice.

ARTICLE VI

AMENDMENTS

These Bylaws may be altered, amended or repealed at any annual meeting of the stockholders (or at any special meeting thereof if notice of such proposed alteration, amendment or repeal to be considered is contained in the notice of such special meeting) by the affirmative vote of the holders of shares constituting a majority of the voting power of the Corporation. Except as otherwise provided in the Certificate of Incorporation, the Board of Directors may by majority vote of those present at any meeting at which a quorum is present alter, amend or repeal these Bylaws, or enact such other Bylaws as in their judgment may be advisable for the regulation and conduct of the affairs of the Corporation.

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